MANAGEMENT PROXY CIRCULAR Building an even better bank ANNUAL MEETING OF SHAREHOLDERS APRIL 12, 2016 YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank. Scotiabank

Scotiabank is Canada’s international bank.

We are dedicated to helping our 23 million customers

become better off through a broad range of advice,

products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 12, 2016	Calgary TELUS Convention Centre
9:30 a.m. (local time)	120 9th Avenue SE
Calgary, Alberta T2G 0P3

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2015 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 16, 2016, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,202,592,990 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Vice President, Corporate Secretary and Corporate Governance Office

Toronto, Ontario, Canada

February 16, 2016

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 6 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 11, 2016.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 184th shareholder meeting	Thomas C. O’Neill Chairman of Scotiabank’s Board of Directors Brian J. Porter President and Chief Executive Officer

Dear fellow shareholders,

We look forward to you joining us at Scotiabank’s annual meeting in Calgary on April 12th, 2016. We will be covering several important items of business, so please review the management proxy circular and vote your shares.

Your bank accomplished a lot to be proud of this year in the midst of some challenging market conditions. Among the achievements, International Banking re-established good earnings momentum and Canadian Banking achieved best-in-class performance. Along with the work being done enterprise-wide to position the bank for the future, we are starting 2016 from a solid foundation.

Customer Focus

We believe our 23 million customers have the right to become better off – it’s why we bank. This belief influences every decision we take and it is re-shaping how we do business across our global footprint. With this in mind, the board and management are actively driving forward the bank’s digital transformation – in short, the re-engineering of end-to-end processes and customer-facing applications to make it easier for customers to do business with us.

As we further digitize the bank, we are adjusting our cost structure - an effort that will ultimately put Scotiabank on an even stronger footing going forward.

Leadership

The Board is committed to ensuring its members have a diversity of skills and experience and are qualified to oversee the bank and our global operations.

Three directors were appointed since our last annual meeting and an additional two are being nominated for election:

•	Tiff Macklem brings extensive risk management experience and in-depth knowledge of the financial services industry in Canada and internationally;
•

Eduardo Pacheco brings extensive financial services experience and deep regional and business and customer insights as Scotiabank continues its focus on the Pacific Alliance countries of Mexico, Colombia, Peru and Chile;

•	Scott Bonham brings critical insight into technological developments and first-hand knowledge of venture capital;
•	Una Power brings a wealth of experience in international business and finance; and
•	Scott Thomson brings diverse international business experience across a multitude of Canadian industries.

Ashleigh Everett is retiring this year, and we would like to thank her for her many years of valuable service to the Board.

Forward Looking

The banking business globally is changing at an increasingly rapid pace. In that context, the Board fully supports the strategic direction of the bank and actions being taken across the enterprise that will create value for shareholders over the medium and long term.

We look forward to seeing you in Calgary on April 12th.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 16, 2016 (the record date), and are entitled to vote at our annual meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder

meeting on April 12, 2016.

This document tells you about the meeting, governance and executive compensation at Scotiabank. We have organized it into three sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 9, 2016 and all dollar amounts are in Canadian dollars.

In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our governance practices and our board

3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2015 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2015 financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to the:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

You can also communicate with our board of directors by writing to the Chairman of the Board at the same address.

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2015, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

You will elect 17 directors to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about each nominated director beginning on page 9 and our majority voting policy on page 10.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board has assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. A representative of KPMG has been invited to the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2015 and 2014. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2015	2014

Audit services	$25.5	$24.6
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	0.9	0.6
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.7
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	$26.8	$25.9

4	Scotiabank

ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

We have held this advisory vote every year since 2010 to give shareholders the opportunity to provide the board with important feedback. Last year, 94.9% voted for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

Please see the human resources committee chair’s letter on page 47 for an overview of executive compensation at Scotiabank in 2015. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2016 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board will, however, review the results when considering future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting and in any case not later than our next management proxy circular.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS This year you will be asked to consider two proposals. You can read the proposals and the reasons why the board recommends voting against them beginning on page 23.	The board recommends you vote against each proposal

The deadline for submitting proposals to be considered at next year’s annual meeting is November 17, 2016. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1.

SHAREHOLDER APPROVAL

Each of the items you are being asked to vote on requires the approval of a majority of votes cast in person or by proxy at the meeting, other than the election of directors, which is subject to our majority voting policy (see page 31).

You (or your proxyholder) can vote as you wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	5

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 16, 2016, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•     the Government of Canada or any of its agencies

•    the government of a province or any of its agencies

•     the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•    any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a non-registered (beneficial) shareholder. You are a registered shareholder if the shares you own are registered directly in your name. Your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. Please read these instructions carefully.

Outstanding common shares 1,202,587,422 on February 9, 2016, the date of this circular 1,202,592,990 on February 16, 2016, the record date

	Non-registered (beneficial) shareholders	Registered shareholders
	Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form.

In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare).

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Simply bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Complete the proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

6	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders
Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 11, 2016.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 11, 2016.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided

•    by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

•    using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•    our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Julie Walsh, Vice President, Corporate Secretary and Corporate Governance Office,

Fax: (416) 866-5090

•    Craig Thompson, Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

•     the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	7

How to vote by proxy

Appointing your proxyholder

Your proxy form or voting instruction form names Thomas O’Neill or Brian Porter, each a director of the bank, as your proxyholder. You have the right to appoint someone else to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting using the internet, follow the instructions online. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Thomas O’Neill or Brian Porter will vote for you as follows:

•    for the election of the nominated directors to the board

•     for the appointment of the shareholders’ auditors

•     for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be cast for the meeting to take place.

VOTING RESULTS

We will file the voting results (including details about the percentage of support received for each item of business) with securities regulators after the meeting and also post the results on our website.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

8	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 17 directors are proposed for election to our board.

The director profiles, starting on the next page, tell you about the directors’ skills, experience and other important information to consider, including how much equity they own in Scotiabank, their attendance at meetings, and other public company boards they sit
on.

Just as important are the skills these directors have as a group. They have been selected based on their collective ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 30.

INDEPENDENCE

15 of our 17 nominated directors are independent. None of the independent directors have ever served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank and our shareholders. Brian Porter is not independent because of his role as the bank’s President and Chief Executive Officer
(President and CEO). Eduardo Pacheco is not independent because of his business relationships with Scotiabank and our subsidiary Banco Colpatria Multibanca Colpatria S.A.
(Banco Colpatria).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location and gender are key (you can read more about diversity on page 32).

Key skills and experience

15 of our 17 nominated directors are independent

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure among the nominated directors is 4.5 years (you can read more about tenure and term limits on page 37). Average board tenure excluding Una Power and Scott Thomson, who are not currently directors, is 5 years.

Management proxy circular	9

MAJORITY VOTING POLICY

A nominated director who receives more withheld than for votes must offer to resign from the board following the annual meeting. We introduced this policy in 2005 and it applies to all uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected). You can read about our majority voting policy on page 31.

DIRECTOR PROFILES

Each nominated director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information, and the details about the director deferred share units (DDSUs) they hold, is as of October 31, 2015 unless otherwise indicated. The value of common shares and DDSUs is calculated using $61.49 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 30, 2015) for 2015, and $69.02 (the closing price of our common shares on the TSX on October 31, 2014) for 2014. The equity ownership requirements were amended as of May 1, 2015 and directors are required to hold $600,000 in Scotiabank equity (previously, the requirement was $500,000). You can read more about equity ownership on page 22. The multiples in the profiles below are based on the ownership requirement in place for that year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2015 and each nominee’s attendance for the time they served as a director.

We have strengthened our director equity ownership requirements. See page 22 for details.

Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Age 70 Not eligible for re-election in April 2019 Attended 2015 annual meeting — received 96.8% votes for	Thomas O’Neill is Chairman of the Board of Scotiabank. He is the retired Chair of the Board of PwC Consulting. Mr. O’Neill was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a B.Comm. from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario (CPA Ontario). In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from CPA Ontario, which is CPA Ontario’s highest honour.						Independent Key skills and experience Accounting/Audit Financial services Governance Risk management Technology Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 41 of 41 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board (Chairman)		9 of 9 / 100%	Audit and conduct review			7 of 7 / 100%
				Corporate governance			6 of 6 / 100%
				Human resources			7 of 7 / 100%
				Risk			12 of 12 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	11,300	32,750	44,050	$2,013,798	$2,708,635	4.5x
	2014	11,300	25,625	36,925	$1,768,638	$2,548,564	5.1x
	Change	0	7,125	7,125	$245,160	$160,071

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Adecco, S.A. (2004 – present)			Corporate governance | Nomination and compensation
	BCE Inc. (2003 – present)[1] (chair)			—
	Loblaw Companies Limited (2003 – present) (lead director)			Governance, employee development, nominating and compensation (chair) | Executive | Finance
Nexen Inc. (2002 – 2013)
1. Mr. O’Neill is retiring and not standing for re-election at BCE’s April 28, 2016 annual meeting.

10	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Director since 2014 Age 56 Not eligible for re-election in April 2030 Attended 2015 annual meeting — received 99.7% votes for	Nora Aufreiter is a corporate director and a former Director and leader of McKinsey & Company’s Toronto office, an international management consulting firm. Throughout her 27 year career at McKinsey & Company, she worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries, including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at Western University and a M.B.A. from Harvard Business School.						Independent Key skills and experience Finance Financial services Governance Human resources and executive compensation Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review Corporate governance			7 of 7 / 100% 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	780	2,287	3,067	$140,628	$188,590	0.31x
	2014	780	517	1,297	$35,683	$89,519	0.18x
	Change	0	1,770	1,770	$104,945	$99,071

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibility

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Age 47 Not eligible for re-election in April 2029 Attended 2015 annual meeting — received 99.6% votes for	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.						Independent Key skills and experience Capital markets Finance Financial services Public policy Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			7 of 7 / 100%
				Risk			12 of 12 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	819	3,257	4,076	$200,273	$250,633	0.42x
	2014	0	1,114	1,114	$76,888	$76,888	0.15x
	Change	819	2,143	2,962	$123,385	$173,745

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment

Management proxy circular	11

Scott B. Bonham Atherton, California, U.S.A. Director since January 2016 Age 54 Not eligible for re-election in April 2028 Appointed to the board after the 2015 annual meeting

Scott Bonham is the Co-Founder and Partner of The Fueling Station, a real estate management company that manages properties serving Canadian entrepreneurs and start-up companies. Mr. Bonham is also an active board member of the C100, an association that connects Canadian entrepreneurs and companies with its Silicon Valley network. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to co-founding GGV in 2000, he served as Vice-President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham also previously served in various marketing roles at Silicon Graphics. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and a M.B.A. from Harvard Business School.

Independent Key skills and experience Capital markets Finance Governance Risk management Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: N/A
			Meeting attendance	Committees			Meeting attendance
	Board		—	—			—

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,000	73	1,073	$4,189	$61,579[1]	0.10x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Magna International Inc. (2012 – present)			Audit | Enterprise risk oversight
1. The value of Mr. Bonham’s common shares and DDSUs is as of January 29, 2016. The closing price of our common shares on the TSX on this date was $57.39.

Ronald A. Brenneman Calgary, Alberta, Canada Director since 2000 Age 69 Will retire from the board in April 2017 Attended 2015 annual meeting — received 98.6% votes for	Ronald Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc., an integrated energy company, from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. Mr. Brenneman holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.						Independent Key skills and experience Capital markets Finance Governance Human resources and executive compensation Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Human resources			7 of 7 / 100%
				Risk (chair)			12 of 12 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	85,000	56,280	141,280	$3,460,657	$8,687,307	14.5x
	2014	85,000	52,276	137,276	$3,608,090	$9,474,790	19.0x
	Change	0	4,004	4,004	$(147,433)	$(787,483)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	BCE Inc. (2003 – present)			Management resources and compensation (chair) | Pension fund
	WestJet Airlines Ltd. (2009 – present)			People and compensation | Safety, health and environment
	Ithaca Energy Inc. (2010 – present)			Corporate governance | Remuneration (chair) | Reserves

12	Scotiabank

ABOUT THE MEETING

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. Director since 2013 Age 67 Not eligible for re-election in April 2024 Attended 2015 annual meeting — received 99.6% votes for	Charles Dallara is the Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, based in New York. He has 39 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.Sc. (in economics) from the University of South Carolina, a M.A., a M.A. (in law and diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 22 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			6 of 7 / 86%
				Corporate governance			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	1,500	3,456	4,956	$212,509	$304,744	0.51x
	2014	0	1,639	1,639	$113,124	$113,124	0.23x
	Change	1,500	1,817	3,317	$99,385	$191,620

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Partners Group Holding AG (2013 – present)			Markets

William R. Fatt Toronto, Ontario, Canada Director since January 2015 Age 64 Not eligible for re-election in April 2025 Attended 2015 annual meeting — received 99.3% votes for

William Fatt is the Chairman and Chief Executive Officer of FRHI Hotels & Resorts, which operates hotels around the world. Mr. Fatt has over 30 years of finance, investment, capital markets and international experience. He is currently a member of the board of directors of The Jim Pattison Group Inc. He has a B.A. (in economics) from York University.

Independent Key skills and experience Capital markets Finance Governance Human resources and executive compensation Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 15 of 15 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review			4 of 4 / 100%
				Human resources			3 of 3 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	15,684	2,448	18,132	$150,528	$1,114,937	1.9x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—						—

Management proxy circular	13

Tiff Macklem, Ph.D. Toronto, Ontario, Canada Director since June 2015 Age 54 Not eligible for re-election in April 2031 Appointed to the board after the 2015 annual meeting	Tiff Macklem is Dean of the Rotman School of Management at the University of Toronto. Previously, he served as Senior Deputy Governor of the Bank of Canada from July 2010 to May 2014, sharing responsibility with the Governor and four Deputy Governors for monetary policy and the Bank of Canada’s role in promoting financial stability. As Senior Deputy, Dr. Macklem was also the Bank of Canada’s Chief Operating Officer and a member of its board of directors, overseeing strategic planning and coordinating the Bank of Canada’s operations. Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in economics from Queen’s University, and a M.A. and a Ph.D. (in economics) from the University of Western Ontario.						Independent Key skills and experience Finance Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 11 of 11 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		4 of 4 / 100%	Audit and conduct review			2 of 2 / 100%
				Risk			5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	777	1,139	1,916	$70,037	$117,815	0.20x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Eduardo Pacheco Bogota, Colombia Director since September 2015 Age 63 Not eligible for re-election in April 2028 Appointed to the board after the 2015 annual meeting	Eduardo Pacheco is the Chief Executive Officer and a director of Mercantil Colpatria S.A., a role he has held since 1997. He is the Chairman of Banco Colpatria Multibanca Colpatria S.A. and Mineros S.A., and a member of the Superior Council of Universidad de los Andes. Mr. Pacheco graduated as an Economist from Universidad de los Andes and has a M.B.A. from New York University.						Not independent Key skills and experience Accounting/Audit Corporate social responsibility Finance Financial services Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 4 of 4 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		2 of 2 / 100%	Risk			2 of 2 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	2,250	317	2,567	$19,492	$157,845	0.26x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Mineros S.A. (1982 – present) (chair)			—

14	Scotiabank

ABOUT THE MEETING

Brian J. Porter Toronto, Ontario, Canada Director since 2013 Age 58 Eligible for re-election while President and CEO Attended 2015 annual meeting — received 99.6% votes for

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank, including executive roles with Global Banking and Markets, Global Risk Management, Group Treasury and International Banking. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012, and was elected to the board of directors in April 2013. He assumed the role of Chief Executive Officer on November 1, 2013.

Mr. Porter earned a B.Comm. from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) from Dalhousie University in 2008. He is a graduate of the Advanced Management Program at the Harvard Business School.

						Not independent Key skills and experience Capital markets Finance Financial services Public policy Risk management
	OVERALL BOARD AND COMMITTEE ATTENDANCE: 9 of 9 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	—			—

	EQUITY OWNERSHIP				Total common shares, DSUs and PSUs		Value of common shares, DSUs and PSUs[1]
	Year	Common shares	DSUs	PSUs		Value of DSUs
	2015	96,853	15,424	141,056	253,333	$948,431	$15,577,461
	2014	95,722	14,786	107,544	218,052	$1,020,530	$15,049,949
	Change	1,131	638	33,512	35,281	$(72,099)	$527,512

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	Scotia Group Jamaica Limited (2010 – 2013)
	Scotiabank Trinidad & Tobago Limited (2010 – 2013)

1.  Mr. Porter has an equity ownership requirement of seven times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 54 and 72 for details.

Una M. Power Calgary, Alberta, Canada New nominee Age 51 Not eligible for re-election in April 2028

Una Power is the retired Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

Independent Key skills and experience Accounting/Audit Capital markets Finance Risk management Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: N/A
			Meeting attendance	Committees			Meeting attendance
	Board		—	—			—

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	2,500	—	2,500	—	$143,475[1]	N/A

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Kinross Gold Corporation (2013 – present)			Audit and risk | Corporate responsibility and technical
1. The value of Ms. Power’s common shares is as of January 29, 2016. The closing price of our common shares on the TSX on this date was $57.39.

Management proxy circular	15

Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Age 50 Not eligible for re-election in April 2028 Attended 2015 annual meeting — received 99.1% votes for

Aaron Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a member of CPA Ontario.

Independent Key skills and experience Accounting/Audit Capital markets Corporate social responsibility Finance Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: 26 of 26 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			4 of 4 / 100%
				Human resources			4 of 4 / 100%
				Human resources (chair)			3 of 3 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	6,870	8,407	15,277	$516,946	$939,383	1.6x
	2014	6,870	4,684	11,554	$323,290	$797,457	1.6x
	Change	0	3,723	3,723	$193,656	$141,926

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Potash Corporation of Saskatchewan Inc. (2015 –present)						Audit
Barrick Gold Corporation (2009 – 2012)
African Barrick Gold Plc (2009 – 2012)

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada Director since 2008 Age 63 Not eligible for re-election in April 2021 Attended 2015 annual meeting — received 99.6% votes for

Indira Samarasekera is a senior advisor at Bennett Jones LLP and a corporate director. She is a Distinguished Fellow in Residence at the Liu Institute for Global Issues at the University of British Columbia. She was President and Vice-Chancellor of the University of Alberta from 2005 to 2015 and prior to that, the Vice-President, Research at the University of British Columbia from 2000 to 2005. Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada and a Foreign Associate of the US National Academy of Engineering.

Independent Key skills and experience Corporate social responsibility Governance Human resources and executive compensation Public policy Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance			6 of 6 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	1,948	25,125	27,073	$1,544,936	$1,664,719	2.8x
	2014	1,948	21,192	23,140	$1,462,672	$1,597,123	3.2x
	Change	0	3,933	3,933	$82,264	$67,596

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating

16	Scotiabank

ABOUT THE MEETING

Susan L. Segal New York, New York, U.S.A. Director since 2011 Age 63 Not eligible for re-election in April 2023 Attended 2015 annual meeting — received 99.1% votes for	Susan Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and a M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.						Independent Key skills and experience Capital markets Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			4 of 4 / 100%
				Corporate governance (chair)			3 of 3 / 100%
				Corporate governance			3 of 3 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	1,000	12,746	13,746	$783,752	$845,242	1.4x
	2014	0	9,067	9,067	$625,804	$625,804	1.3x
	Change	1,000	3,679	4,679	$157,948	$219,438

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MercadoLibre, Inc. (2012 – present)			Audit

Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada Director since 1999 Age 58 Will retire from the board in April 2017 Attended 2015 annual meeting — received 98.5% votes for	Paul Sobey is a corporate director and the former President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company, having served from July 1998 to December 2013. Mr. Sobey received his B.Comm. from Dalhousie University, attended the Advanced Management Program at the Harvard Business School in 1996 and is a chartered accountant. He is a Fellow of the Institute of Chartered Accountants of Nova Scotia.						Independent Key skills and experience Accounting/Audit Capital markets Finance Governance Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review (chair)			7 of 7 / 100%
				Risk			12 of 12 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	55,000	63,878	118,878	$3,927,858	$7,309,808	12.1x
	2014	50,000	57,526	107,526	$3,970,445	$7,421,445	14.8x
	Change	5,000	6,352	11,352	$(42,587)	$(111,637)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Crombie Real Estate Investment Trust (Trustee) (2006 – present)						Human resources
	Empire Company Limited (1993 – present)			Corporate governance

Management proxy circular	17

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Age 66 Not eligible for re-election in April 2020 Attended 2015 annual meeting — received 99.5% votes for	Barbara Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Blue Cross Blue Shield of Florida, Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.						Independent Key skills and experience Corporate social responsibility Finance Financial services Governance Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 /100%	Corporate governance			6 of 6 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	13,021	16,530	29,551	$1,016,430	$1,817,091	3.0x
	2014	13,021	12,953	25,974	$894,016	$1,792,725	3.6x
	Change	0	3,577	3,577	$122,414	$24,366

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Ms. Thomas was a director of Spectrum Brands, Inc. prior to September 2, 2009. It filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

L. Scott Thomson Vancouver, British Columbia, Canada New nominee Age 46 Not eligible for re-election in April 2028	Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and a M.B.A. from the University of Chicago.						Independent Key skills and experience Accounting/Audit Capital markets Finance Financial Services Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: N/A
			Meeting attendance	Committees			Meeting attendance
	Board		—	—			—

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	2,600	—	2,600	—	$149,214[1]	N/A

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – present)			Safety, environment & social responsibility
	Interfor Corporation (2012 – present)[2]			Audit | Environment & safety

1.  The value of Mr. Thomson’s common shares is as of January 29, 2016. The closing price of our common shares on the TSX on this date was $57.39.

2.  Mr. Thomson is not standing for re-election at Interfor’s April 28, 2016 annual meeting.

18	Scotiabank

ABOUT THE MEETING

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2015 and the overall meeting attendance of the relevant members for that period, including directors who are not standing for re-election (see below).

Non-executive directors met in camera without management present at every board meeting in fiscal 2015. There were also 7 meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table below. You can find the details about each director’s meeting attendance in the director profiles beginning on page 10.

	Meetings	Attendance
Board	9	100%
Audit and conduct review	7	98%
Corporate governance	6	100%
Human resources	7	100%
Risk	12	99%
Total number of meetings	41	99%

The table below shows the board and committee meeting attendance in fiscal 2015 of directors not standing for re-election. Ashleigh Everett is retiring from the board on April 12, 2016. C.J. Chen, David Dodge and John Kerr retired from the board on April 9, 2015.

	Meetings	Attendance
C.J. Chen
Board	4 of 4	100%
Corporate governance	3 of 3	100%
David Dodge
Board	4 of 4	100%
Risk	6 of 6	100%
Ashleigh Everett
Board	9 of 9	100%
Corporate governance	3 of 3	100%
Corporate governance (chair)	3 of 3	100%
Human resources	3 of 3	100%
Risk	6 of 6	100%
John Kerr
Board	4 of 4	100%
Human resources (chair)	4 of 4	100%
Risk	5 of 6	83%

Management proxy circular	19

Director compensation

Our director compensation program is designed to attract and retain qualified individuals and align the interests of our directors and shareholders.

The corporate governance committee benchmarks compensation primarily against a comparator group of Canada’s largest financial institutions (Bank of Montreal, CIBC, Royal Bank of Canada and TD Bank). The committee also considers trends and compensation structures at other comparable international financial institutions.

The committee reviews director compensation every year to make sure our program remains competitive with the market, so we can continue to retain and attract qualified professionals to our board. The committee also considers the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required when reviewing the compensation program.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2015 from November 1, 2014 to April 30, 2015 and from May 1, 2015 to October 31, 2015.

Mr. Porter does not receive fees for serving as a director because he is compensated in his role as President and CEO. Our non-executive Chairman receives only the chair retainer under the current fee schedule. Prior to May 1, 2015, he received attendance fees for meetings with regulators, shareholders or shareholder representative groups.

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Prior to May 1, 2015:

($)
Annual board retainers
Chairman ($100,000 must be taken in common shares or DDSUs)	350,000
All other directors ($100,000 must be taken in common shares or DDSUs)	130,000
Annual committee retainers
Committee chairs
• Audit and conduct review	40,000
• Human resources	25,000
• Risk	25,000
• Corporate governance	20,000

Committee members
• Audit and conduct review	6,000
• Other	3,000
Attendance fees
• Board and committee meetings	2,000
• Other meetings (regulators, shareholders or shareholder representative groups)	2,000

Effective May 1, 2015:

We implemented a flat fee structure for directors, which is simple, transparent and easy to administer. Instead of receiving a board retainer, committee retainers and attendance fees, directors receive a single, annual board retainer. Directors are required to take $120,000 of their retainer in common shares or DDSUs. The Chairman’s retainer will continue to be higher than the retainer for other directors, and the committee chairs will continue to receive an additional chair retainer to recognize their additional responsibilities in these leadership roles.

Our new director fee structure reinforces director engagement and caps director fees, regardless of the number of meetings held during the year.

20	Scotiabank

ABOUT THE MEETING

The table below shows the fee structure as of May 1, 2015.

Annual board retainers
Chairman ($120,000 must be taken in common shares or DDSUs)	$400,000
All other directors ($120,000 must be taken in common shares or DDSUs)	$200,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$25,000

NEW FOR 2016

Effective November 1, 2015, directors whose principal residence is 300 km or more from Toronto or whose principal residence is outside of Canada, are compensated an additional $10,000 per year in recognition of the additional travel time required.

2015 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2015. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Attendance Fees						Portion of total bank director fees received as DDSUs (%)
Name	Board ($)	Committee chair ($)	Committee member ($)	Non- executive Chairman ($)	Board meetings ($)	Committee meetings ($)	Other meetings[1] ($)	Total fees earned ($)	All other compen- sation ($)	Total ($)
N. Aufreiter[2]	165,000	-	3,492	-	8,000	12,000	-	188,492	-	188,492	58
G. Babatz[3]	165,000	-	4,500	-	8,000	20,000	-	197,500	69,265	266,765	67
R. Brenneman	165,000	37,500	1,500	-	8,000	20,000	2,000	234,000	-	234,000	47
C.J. Chen[4]	57,056	-	1,317	-	8,000	6,000	-	72,373	27,745	100,118	100
C. Dallara	165,000	-	4,500	-	8,000	12,000	-	189,500	-	189,500	58
D. Dodge[5]	57,056	-	1,317	-	8,000	12,000	-	78,373	5,679	84,052	56
A. Everett[6]	165,000	8,778	1,683	-	8,000	20,000	2,000	205,461	-	205,461	100
W. Fatt[7]	134,247	-	1,167	-	6,000	14,000	-	155,414	-	155,414	100
J. Kerr[8]	57,056	10,972	1,317	-	8,000	18,000	6,000	101,345	6,149	107,494	43
T. Macklem[9]	71,667	-	-	-	-	-	-	71,667	-	71,667	100
T. O’Neill	-	-	-	375,000	-	-	4,000	379,000	-	379,000	100
E. Pacheco[10]	20,000	-	-	-	-	-	-	20,000	1,525,213	1,545,213	100
A. Regent[11]	165,000	26,528	4,133	-	8,000	18,000	-	221,661	-	221,661	100
I. Samarasekera	165,000	-	3,000	-	8,000	14,000	-	190,000	-	190,000	100
S. Segal[12]	165,000	13,722	4,133	-	8,000	16,000	-	206,855	-	206,855	100
P. Sobey	165,000	45,000	1,500	-	8,000	20,000	4,000	243,500	-	243,500	100
B. Thomas	165,000	-	3,000	-	8,000	14,000	-	190,000	-	190,000	100
TOTAL	2,047,082	142,500	36,559	375,000	110,000	216,000	18,000	2,945,141	1,634,051	4,579,192

1	Ms. Aufreiter, Mr. Brenneman, Ms. Everett, Mr. Fatt, Mr. Kerr, Mr. O’Neill, Ms. Segal and Mr. Sobey attended one or more meetings with regulators, shareholders or shareholder representative groups in fiscal 2015.
2	Ms. Aufreiter was appointed to the corporate governance committee on March 2, 2015. She attended one corporate governance committee meeting by invitation for education purposes and received an attendance fee.
3	Mr. Babatz earned 875,000 Mexican pesos in fiscal 2015 for serving as Chairman of Grupo Financiero Scotiabank Inverlat and four of its subsidiaries (C$69,265 based on the October 31, 2015 exchange rate of 0.07916).
4	Mr. Chen retired from the board on April 9, 2015. He earned US$16,500 in fiscal 2015 for serving as a director of The Bank of Nova Scotia Asia Limited (C$21,576 based on the October 31, 2015 exchange rate of 1.30766). He was given a gift on his retirement valued at $1,169. A $5,000 charitable donation was made in honour of Mr. Chen’s retirement. Mr. Chen did not receive any financial benefit from this donation.
5	Mr. Dodge retired from the board on April 9, 2015. He was given a gift on his retirement valued at $679. A $5,000 charitable donation was made in honour of Mr. Dodge’s retirement. Mr. Dodge did not receive any financial benefit from this donation.
6	Ms. Everett was appointed to the human resources committee, left the risk committee and ceased to be the chair of the corporate governance committee (but continued to serve as a member of that committee) on April 9, 2015. She attended one human resources committee meeting by invitation for education purposes and received an attendance fee.
7	Mr. Fatt was appointed to the board on January 27, 2015, the audit and conduct review committee on March 2, 2015 and the human resources committee on April 9, 2015. He attended one risk committee meeting, one audit and conduct review committee meeting, three human resources committee meetings and one corporate governance committee meeting by invitation for education purposes and received attendance fees.
8	Mr. Kerr retired from the board on April 9, 2015. He was given a gift on his retirement valued at $1,149. A $5,000 charitable donation was made in honour of Mr. Kerr’s retirement. Mr. Kerr did not receive any financial benefit from this donation.
9	Dr. Macklem was appointed to the board on June 22, 2015, the audit and conduct review committee and the risk committee on June 23, 2015.
10	Mr. Pacheco was appointed to the board and the risk committee on September 25, 2015. He attended one audit and conduct review committee meeting by invitation for education purposes and did not receive an attendance fee. Mr. Pacheco received 3,381,321,217 Colombian pesos in fiscal 2015 for serving as Chairman of Banco Colpatria and for services provided to Banco Colpatria and two of its subsidiaries pursuant to employment agreements (C$1,525,213 based on the October 31, 2015 exchange rate of 0.00045107).
11	Mr. Regent was appointed to the risk committee, chair of the human resources committee (previously he was a member of the committee) and left the audit and conduct review committee on April 9, 2015. He attended one risk committee meeting by invitation for education purposes and received an attendance fee.
12	Ms. Segal was appointed to the risk committee, chair of the corporate governance committee (previously she was a member of the committee) and left the audit and conduct review committee on April 9, 2015. She attended one risk committee meeting by invitation for education purposes and received an attendance fee.

Management proxy circular	21

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders.

Directors are required to hold $600,000 in common shares and/or DDSUs, which is five times the portion of the board retainer which must be taken in equity. Directors have five years to meet this requirement and they must maintain their equity investment while serving on the board. All directors are also expected to own at least $50,000 in common shares, which may form part of the above requirement, and are expected to meet this share ownership requirement within six months of joining the board (unless there are unique or exceptional circumstances). All of our current and nominated directors met this requirement.

Directors must take $120,000 of their board retainer in either bank common shares (by participating in the directors’ share purchase plan) or DDSUs each year, even after they have met the director equity ownership requirements. Remaining fees can be taken in cash, common shares or DDSUs. None of the directors currently participate in the directors’ share purchase plan.

Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

All directors have met or will meet the current ownership requirements. All directors own common shares in the bank.

As President and CEO, Mr. Porter has an equity ownership requirement of seven times his base salary and he exceeds this requirement.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities as DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

22	Scotiabank

ABOUT THE MEETING

Shareholder proposals

The following two proposals and accompanying statements were submitted by one shareholder. They propose to raise these matters for consideration at the meeting. The proposals and supporting statements have been printed as submitted.

Proposals No. 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank.

The board recommends you vote against each proposal for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Streamlining Financial Reporting

It is proposed that the Board adopt an action plan to streamline financial statements and make them more accessible or establish a committee with small shareholders in order to streamline financial statements and make them more accessible.

Argument

For nearly 20 years now, MÉDAC has been reading numerous financial statements and annual reports. Throughout the years, we have observed an information overload and noted that financial information has become a tedious exercise of compliance that is losing relevance for shareholders. In short, annual reports are increasingly voluminous and, more often than not, confusing rather than informative for readers.

It is imperative that the Bank ponder such issue and commits over a certain period of time to revising its financial reporting in order to streamline it and make it more accessible. By way of example, the MÉDAC Worksheet presents, on a two-sided 8.5 x 11 sheet, the highlights of an organization’s extra-financial and financial performance for the previous financial year.

From a financial point of view, such worksheets shall contain information allowing less sophisticated investors to assess the ability of a business to generate sustained profits as well as the level of financial security it may procure based upon its debt ratio, market capitalization and credit rating with rating agencies. From an extra-financial point of view, they provide an overview of improvements made by management to certain aspects of its corporate governance, including the roles and composition of the board of directors, the senior executives’ compensation, the pay gaps between employees and managers, the presence of women on the board of directors, etc.

We offer our collaboration to participate in your streamlining committee and are making representations to the regulatory authorities and the Canadian Bankers Association to make this project a reality.

The bank’s position

The bank’s financial statement disclosures are generally driven by the requirements of International Financial Reporting Standards (IFRS), securities regulation and market practices, and the bank complies with applicable disclosure requirements. The bank’s disclosures are voluminous due to the varied businesses, geographic footprint and the overall complexity of the bank’s operations. We also note that the financial reports of our competitor banks are similar in length. We agree that our financial reporting is lengthy, however, we note that the bank has taken numerous measures to streamline our reports and make it accessible to readers, while still adhering to the financial reporting requirements under applicable law. In the MD&A, the bank uses simple, non-technical language to describe the performance of our businesses. There are several pages in our annual report that provide snapshots or succinct summaries of the type of information that MÉDAC includes in its worksheets, including summaries on our financial results, our strategy, business line results, risk governance, management team and board members. We also note that these summary pages in the MD&A are clearly noted in the table of contents, so we can direct readers in a clear manner to these summaries. MÉDAC’s

Management proxy circular	23

worksheet takes information from a variety of sources, including our financial statements, MD&A, AIF, circular and annual meeting voting results. All of this summary information is readily available and easy to find through the format of our disclosure and tables of contents. The bank believes that our public disclosure provides information that is easy to understand for investors of all levels of sophistication, without having to resort to a four-page summary with selective information.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 2

Paying One’s Fair Share of Taxes

It is proposed that the Bank take part, like all other Québec citizens, in the effort to optimize Québec’s public finances.

Argument

In his most recent economic update, the Québec Finance Minister, Carlos Leitão, announced an increase, effective as of December 3, 2014 until March 31, 2017, in the temporary contribution for salaries and wages paid by financial institutions. Such temporary payroll tax would increase from 2.8% to 4.48%. Following such announcement, it was reported in the media that the Canadian Bankers Association (CBA)1 was working behind the scenes to get the Québec government to step back on this issue.

In such circumstances where everyone has to shoulder the load, one can question such reaction, especially given that the seven largest Canadian banks earned profits in the order of $33.4 billion over the last financial year.

The bank’s position

The bank supports Quebec’s efforts to strengthen its fiscal position by returning to balanced budgets and agrees that everyone should do their part. The bank contributed $54 million in taxes to the Quebec government in 2015, an amount commensurate with our operations in the province. The bank believes it pays its fair share of taxes, as Scotiabank incurs a number of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the bank operates, as well as several indirect taxes. In the 2015 financial year, overall taxes incurred by the bank amounted to approximately $2.9 billion. Included in this figure is almost $1.6 billion paid to all levels of government in Canada, comprising of approximately $1.0 billion in income tax and $600 million in capital and other taxes.

However, in the process of restoring fiscal balance, the Quebec government – like all governments – must maintain a competitive tax framework to stimulate economic growth. In a competitive tax environment, corporate taxes should be neutral in their reach and not target one sector of the economy over another. We believe that the increase in the temporary contribution rate on bank wages could have a negative impact on jobs and job creation in the province.

For these reasons, the bank recommends voting against this proposal.

1 http://ici.radio-canada.ca/nouvelles/economie/2014/12/16/004-banque-surtaxe-quebec-equilibre-budgetaire-lobbyisme.shtml [available in French only]

24	Scotiabank

ABOUT THE MEETING

Discussion on withdrawn proposals

Mr. Andrew Palicz submitted the following proposal. After discussions with the bank, Mr. Palicz agreed to withdraw his proposal but asked that the text of the proposal and supporting statement be included in the circular.

Shareholder proposal: Shareholder vote to approve Scotiabank’s budget for charitable donations. Resolved, that Scotiabank’s annual budget for corporate philanthropic donations be subject to approval by a vote of Scotiabank’s common shareholders each year at its Annual Meeting of Shareholders.

Shareholder statement: Scotiabank’s values include a strong commitment to Corporate Social Responsibility and to corporate philanthropy. This commitment is an important aspect of Scotiabank’s business that is of great worth to its customers, employees and shareholders. A commitment to corporate philanthropy is at the same time ethically supererogatory to its essential functions as a bank. It involves investing the money of Scotiabank’s shareholders in a variety of good causes that go beyond its business qua bank without their explicit consent. An annual vote of these shareholders whose money is being thus used would allow them to provide formal approval of the amount of their own money that is being given to these diverse charities.

Two additional proposals were submitted by MÉDAC. Following discussions with the bank, MÉDAC agreed to withdraw the proposals, but asked that the text of the proposals, supporting statements and the bank’s response to these proposals be included in the circular but not voted on.

Shareholder proposal: Term of Office

It is proposed that the Board of Directors (the “Board”) adopt a renewal policy for its directors by limiting the term of office of an independent director to 15 years.

Argument

Currently, two directors have been sitting on the Board of The Bank of Nova Scotia for 15 years or more, i.e. Ms. Ashleigh Everett and Mr. Paul D. Sobey.

Last year, the AMF and other Canadian regulators invited Canadian businesses to consider renewing their board in a more sustained way in order to make room for new talents, including women. In countries such as France, England and Australia, the issue of limiting the term of office is raised in the context of directors’ independence. Indeed, it may be argued that after a certain period of time, directors no longer have the necessary hindsight to create added value in the decision-making process. Routine sets in and it becomes difficult to see the business in a different way than through traditional development paradigms. Although there should be a balance between experienced and newly-appointed directors, it is essential to bring new blood, including recruiting female and younger directors.

According to a recent study entitled Zombie Boards: Board Tenure and Firm Performance, a director’s contribution hits a plateau after 12 years on a board. Such lesser contribution after a certain period of time is reflected, among other things, in the decisions concerning mergers and acquisitions, business strategies, innovation, financial accountability and compensation.

Like all Québec and Canadian businesses, The Bank of Nova Scotia must evolve in increasingly complex economic, technological and political contexts. We acknowledge that new directors must go through a familiarization period; however, it is in the interest of businesses to periodically renew their board of directors by seeking people who not only bring new skills, but can also analyze the business challenges with a new perspective.

Finally, we advocate for imposing term limits rather than age limits since we consider the latter as being discriminatory toward seniors.

Affected Directors

Ms. Ashleigh Everett	Age 59, director for 19 years (since 1997)
Mr. Paul D. Sobey	Age 58, director for 17 years (since 1999)

Management proxy circular	25

The bank’s response

Scotiabank’s board agrees on the importance of a term limit policy for directors. Board composition should reflect a balance among experience and knowledge of the bank’s affairs, renewal and additional expertise. We believe that our current policy on term limits adequately and properly addresses any concerns related to director tenure. The board first approved term limits in December 2010 that became effective in April 2011. In June 2015, we revised our term limits to state that any director appointed or elected after July 1, 2015 may serve a maximum twelve year term. We refer shareholders to page 37 for a fulsome discussion on our term limits.

Pursuant to our term limits, we have had considerable board renewal; three directors retired in 2015, one director is retiring in 2016 and two directors are retiring in 2017, there are five nominees standing for election for the first time at the 2016 annual meeting, and the average tenure among the nominated directors is under 5 years.

Shareholder proposal: Customer Service

It is proposed that the Board file a report on measures taken over the last year to increase customer satisfaction in the short to medium term.

Argument

According to a report released on July 31, 2015 by J.D. Power1, one of the most well-known consumer products and services valuation firms, the pursuit of short term profits by Canadian banks has a detrimental effect on customer satisfaction, as evidenced by a significant increase of the average wait time in branch offices and rising miscellaneous fees.

Such performance is of great concern for shareholders since it can have serious effects on the Bank’s performance in the medium to long term. According to an Accenture2 study, 27% of all Canadian banking customers who would consider changing their bank would opt for a digital bank, i.e. a bank without branch offices. Another result of this study that raises some concerns is that younger customers of North American banks would be open to receiving banking services from technology businesses such as Google, Amazon or Apple. According to an Accenture Canada representative:

[Translation] “The rules are changing for banking services in Canada and the United States, and tomorrow’s customers have a different view of what a bank should be. The expectations of these new consumers will have a disruptive impact on banks if the number of banks without branch offices increases and they do not adapt quickly.”

Therefore, we are making this proposal in order to obtain more information on the Bank’s strategy with regard to such new trends and on actions it intends to take in the near term to better meet its customers’ expectations.

The bank’s response

Serving our customers and better meeting their expectations is a strategic priority for Scotiabank. Our long term strategic agenda consists of five, integrated components as set out on page 5 of our annual report and on page 51 of this circular. Each of these components is closely tied to better serving our customers and deepening our relationships with them. The two specific priorities designed to better meet customers’ expectations are increasing our customer focus and driving our digital transformation.

As stated in Mr. Porter’s letter in our annual report, the focus on our customers is clear, as our strategic agenda requires us to put our customers at the centre of every decision we make across the bank. Our customer focus priority was first introduced in fiscal 2013 and has resonated widely across the bank. Each business line and corporate function has embarked on a journey to operationalize a more customer-focused approach, driving new customer-focused activities taking place across the bank. To accelerate momentum in 2016, several efforts are underway including emphasizing primary customer relationships and the formation of the Customer Focus Program Office to establish an enterprise view of major customer focus initiatives across the bank and share best practices, and the creation of bank-wide engagement programs.

[1]	Survey of 14,000 individual customers of Canadian banks in Canada.

http://affaires.lapresse.ca/economie/services-financiers/201507/31/01-4889437-plus-dinsatisfaction-envers-les-banques-canadiennes.php [available in French only]

[2]	http://www.conseiller.ca/nouvelles/services-bancaires-que-veut-la-generation-y-47955 [available in French only]

26	Scotiabank

ABOUT THE MEETING

Our digital transformation is another key priority and is reinventing our approach to technology at the bank. The way in which consumers bank has been shifting digitally and we are focused on meeting customers’ expections. The need for greater choice, flexibility and self-serve options, coupled with customized advice and insight are fundamentally changing how customers interact with businesses in all industries. As a result, new business models are being created which did not exist even a few years ago. The seamless, digital experiences that customers enjoy across many aspects of their day-to-day lives must be increasingly provided by their banks. We have developed a new technology blueprint to guide and prioritize our change efforts and the associated investments that are required. Some of the initiatives we have taken as part of this customer focus and digital transformation have made headline news such as building our new Digital Factory, which is conceived as a hub that will benefit the entire enterprise and enhance our capabilities to drive a better customer experience.

We also note the focus on customers as part of the decision-making process for our compensation program and the bank’s annual incentive plan (the “AIP”). The AIP is designed to reward annual performance to all eligible employees in a way that supports our strategic plan. AIP awards are calculated on the basis of the business performance factor and we have made customer loyalty one of the core metrics used in that calculation this year (see page 63). We think this is a very important metric, as it directly speaks to customer satisfaction and the importance of customers to our strategic focus, as employees are directly impacted in their compensation.

We believe that our annual report and circular, through the disclosure on our strategic priorities, the focus on the customers and the impact of this customer focus on employee compensation report on the measures that the bank is taking to increase customer satisfaction and that an additional report on these matters is not warranted.

Management proxy circular	27

2	Governance

We believe good corporate governance is an essential foundation for strong performance, and fundamental to our success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and promotes the long-term interests of shareholders.

Global Risk Management

REPORT

Risk Committee

Corporate Governance Committee

Human Resources Committee

APPOINT

Independent advisor

SHAREHOLDERS

ELECT

BOARD OF DIRECTORS

ELECT APPOINT

MANAGEMENT

Shareholders’ auditors

REPORT

Audit and Conduct Review Committee

REPORT

Finance Global Compliance Internal Audit

This section discusses how governance works at

Scotiabank, our board and its priorities, and what we expect from our directors.

A solid foundation of openness, integrity and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
About the board	30
What we expect from our directors	36
Director development and assessment	39
Director compensation	20
Director equity ownership	22
Committee reports	43

AN EFFECTIVE GOVERNANCE STRUCTURE

Oversight and accountability are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, and management. The board approves formal mandates for the board, each committee and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

28	Scotiabank

GOVERNANCE

Important things to know

WE ARE HIGHLY REGULATED

Our corporate governance policies and practices are regulated by the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE).

WE ARE COMMITTED TO BEST PRACTICES

Our corporate governance practices meet or exceed the standards set out in the Bank Act, and the guidelines and rules of OSFI, CSA, TSX and the NYSE and SEC that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as summarized in the corporate governance section of our website.

The corporate governance committee reviews our corporate governance policies every year against changing regulations and emerging best practices. The board approves our corporate governance policies annually including any changes that enhance our processes and standards.

New in 2015

The board:

•

further strengthened director equity ownership requirements by raising the minimum amount of compensation directors must take in common shares or DDSUs each year, and requiring a minimum holding of common shares for all directors (see page 22 for details).

•

introduced a simplified, flat fee structure for director compensation, reinforcing director engagement and capping director fees, regardless of the number of meetings held during the year (see page 20 for details).

•	engaged an independent external advisor to conduct its 2015 board assessment process (see page 42 for details).

•	revised its term limits such that directors appointed or elected after July 1, 2015 may serve for a maximum twelve year term, regardless of age.

•	restructured the executive and risk committee as the risk committee, recognizing that this committee should focus solely on its risk mandate. We no longer have an executive committee.

•	revised its quorum requirements to be a majority of the board or committee members.

•

approved, upon the recommendation of the corporate governance committee, that private board commitments be considered in assessing whether directors have the requisite time to serve as a director of the bank.

WHAT WE DO
▶ 15 of the 17 nominated directors are independent
▶ The human resources, corporate governance and audit and conduct review committees are 100% independent
▶ We have had a separate Chairman and CEO since 2004
▶ We have individual (not slate) voting for directors
▶ We have had a majority voting policy since 2005
▶ We have had term limits for directors since 2011
▶ We have director equity ownership requirements
▶ We disclose directors’ holdings of Scotiabank equity
▶ Board committees have full authority to retain independent external advisors
▶ We limit the number of other public company boards our directors can serve on, and serve on together
▶ Over 25% of our directors are women. Our board diversity policy also includes age, gender, ethnicity, geographic background, experience and personal characteristics
▶ We have qualification requirements for serving on our audit and conduct review, human resources, and risk committees
▶ The board and committees oversee the independence of the finance, risk management, compliance and audit functions
▶ The human resources committee and risk committee meet jointly to discuss compensation risk
▶ We have a formal, annual board assessment
▶ Shareholders and other stakeholders can contact the Chairman of the Board, independent directors and committee chairs through a variety of channels
▶ We have a formal director orientation and education program
▶ We have meeting attendance requirements for directors
▶ Directors engage with our international subsidiary boards

X WHAT WE DON’T DO

▶     We do not have a staggered board – all our directors are elected annually

▶     Management directors do not sit on board committees

▶     The Chairman does not have a deciding vote in the case of a board tie

▶     Our directors are not over boarded (we have limits on the number of public company boards directors can sit on and consideration is also given to private company boards)

▶    No director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

▶    We do not have dual class shares, non-voting or subordinated voting shares

Management proxy circular	29

About the board

The Bank Act requires a minimum of seven directors. At least two-thirds cannot be affiliated with Scotiabank and a majority must be resident Canadians. Our board normally has between 12 and 18 directors.

This year 17 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal. The board must approve any change to its size.

The board delegates day-to-day management of our affairs to executive management, up to certain limits.

STRUCTURE OF THE BOARD

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent and non-executive directors. Independent directors met in camera without management present regularly, including at seven board meetings in fiscal 2015. Non-executive directors met in camera without management present at every board meeting in fiscal 2015. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI (our primary regulator), shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries. In 2015, the Chairman met with the chairs of our subsidiary boards in Chile, Colombia, Mexico, Peru and Puerto Rico to discuss subsidiary governance and other matters. There is an established line of communication between the Chairman and directors of our subsidiaries.

Board committees

Four standing committees help the board carry out its duties and responsibilities. You can find descriptions of the committee mandates and membership in the committee reports starting on page 43. The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the board and committee chair succession, in light of director term limits.

Directors serve on at least one board committee. The Chairman is a member of all four committees, and each committee chair is a member of the risk committee. The President and CEO does not sit on any board committees.

Each committee’s composition requirements comply with the CSA guidelines for corporate governance, the NYSE corporate governance rules for director independence that apply to us, Bank Act provisions for affiliated directors, and the OSFI corporate governance guideline.

About the committee chairs

Committee chairs must be independent directors. Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

30	Scotiabank

Our Chairman and CEO positions are separate. We have had an independent, non-executive Chairman of the Board since 2004.

Copies of the committee charters and mandates are posted in the corporate governance section of our website.

You can also find more information about the audit and conduct review committee in our 2015 AIF on www.sedar.com.

GOVERNANCE

•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	reporting the committee’s discussions and decisions or recommendations to the board.

See the corporate governance section of our website for formal position descriptions explaining the roles and responsibilities of the board, Chairman, committees, committee chairs and individual directors.

NOMINATING DIRECTORS

The independent corporate governance committee serves as the nominating committee of the board and is responsible for:

•	determining the selection criteria for director candidates and board committees
•	maintaining a skills matrix of the required skills, experiences and competencies as part of board succession planning
•	proposing director candidates for the board’s review and approval.

The committee maintains an evergreen list of potential candidates that is developed with a view to required skills and our corporate governance policies, including diversity. It engages external advisors as necessary to help identify candidates with the appropriate skills and experience and also encourages current board members to recommend suitable candidates.

Before a candidate is nominated, he or she meets with the chair of the corporate governance committee, the Chairman, other independent directors and the President and CEO to discuss the board’s expectations of director contribution and commitment. You can read more about key attributes and skills considered as part of our nominating process on pages 32 and 39.

In accordance with section 143 of the Bank Act, shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed.

MAJORITY VOTING POLICY

We adopted a majority voting policy in 2005 that requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

In most cases, the board will accept the offer of resignation. The corporate governance committee can, however, recommend retaining the director when there are extenuating circumstances. The committee will consider all relevant factors, including why shareholders withheld votes, the director’s length of service, qualifications and contributions to Scotiabank, and our corporate governance policies. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find more information about our majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections  (elections where the number of nominated directors is the same as the number of directors to be elected).

KEY CHARACTERISTICS OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards, which require the majority of our directors to be independent, comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Our director independence standards can be found in the corporate governance section of our website.

88% of our nominated directors are independent.

Brian Porter is a non-independent, affiliated director because of his position as President and CEO. Eduardo Pacheco is a non-independent, affiliated director because of his business relationships with Scotiabank and our subsidiary Banco Colpatria.

Management proxy circular	31

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank, and have a three-step process for assessing independence:

1.	directors complete a detailed questionnaire
2.	the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship any potential director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank
3.	directors declare any material interest in matters that come before the board.

Diverse in background and experience

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate and supervise management. Our current directors have a broad range of skills and experience – you can read about each director’s skills and experience in their profiles beginning on page 10.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. We believe the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy, which the board adopted in 2013.

The committee looks for the most qualified candidates, male or female, based on the skill sets we have and the experience we need. It considers diversity criteria including gender, age, ethnicity and geographic background in assessing board composition and potential candidates. As part of its approach to board diversity, the bank is a signatory to the Catalyst Accord and aspires to have at least 25% of its members be women. The board has consistently had 20% or more female members since 2004, and 29% of this year’s nominated directors are women. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

Five of the nominated directors are women.

In 2013, we signed the Catalyst Accord as part of our written board diversity policy. We have consistently met their “Call to Action”, with women representing over 25% of nominated directors in each of the last three years.

BOARD PRIORITIES

The board’s mandate is to:

•    supervise the management of the business and affairs of the bank

•    maintain the bank’s strength and integrity

•     oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•    perform any other duties required by law.

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. Our directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

A copy of the board mandate is posted in the corporate governance section of our website.

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance. New strategic initiatives and significant acquisitions and investments must be presented to the board.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	approving the annual capital plan and profit plan
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk

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•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

The board also dedicates at least one meeting every year to strategic planning and approves our strategy. In 2015, the board held two sessions dedicated to strategy.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks across the enterprise. A list of risks faced by the bank is provided in our 2015 MD&A. The board approves our overall risk strategy, including major risk policies and our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. The board also reviews Scotiabank’s quarterly enterprise risk management report and approves key policies such as Scotiabank’s credit risk, liquidity risk and cyber-security risk policies and risk data aggregation and risk reporting framework.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•     business lines

•    global risk management and other control functions

•    internal audit (for independent monitoring and oversight).

A changing regulatory landscape and a more volatile economic environment have prompted the board and committees to devote significant time to risk oversight.

Management keeps the audit and conduct review committee and the risk committee up to date on regulatory developments, and informs the board of any material developments in our relationship with OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

Each of the committees focus on how we identify and manage our principal business risks:

•	audit and conduct review committee – responsible for internal control and audit procedures and external audit
•	corporate governance committee – responsible for governance policies, practices and trends and the board succession plan
•

risk committee – responsible for reviewing our risk appetite framework, credit risk appetite, crisis management (recovery) plan, and other key policies; on a quarterly basis receives a comprehensive summary of the bank’s risk profile and performance of the portfolio against defined goals

•

human resources committee – responsible for compensation principles, pay for performance and leadership strategy, pension risk and identifying employees who may have a material impact on our risk exposure.

Management’s compensation review committee also reviews the compensation of key employees whose roles could have a material effect on risk, including a cross-section of senior executives in control and stewardship functions (you can read more about the committee on page 56). This is then reported up to the human resources committee.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance and Regulatory Officer and the independent auditors without management present
•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal controls and any significant deficiencies or material weaknesses
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

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Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy sets out our commitment to promptly release material information in a fair, accurate and timely way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF and Form 40-F) before distribution to the board for review and approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

Stakeholder engagement

The Chairman, the corporate governance committee chair and other independent directors meet with our many stakeholders over the course of the year, including shareholders, investor groups, regulators, customers, employees, directors of our subsidiaries and the broader community.

The Chief Financial Officer, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. We also hold calls with analysts and investors after we release our quarterly financial results. Shareholders and others can listen to these discussions by telephone or over the internet. Our Corporate Governance Office also meets with shareholders, domestic and international regulators, and other stakeholders on matters relating to the bank’s corporate governance practices globally.

Shareholders, customers and other stakeholders can access information about Scotiabank on our website and through our investor relations department. Questions from the media and general public are usually referred to our public, corporate and government affairs department. Customer complaints are handled by individual branches and the Office of the President, in consultation with other departments as necessary.

Shareholders can engage with the Chairman or any of these departments at any time (see the back cover).

3. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool, and deploying our leaders across the bank. With operations in more than 55 countries, our international platform allows us to identify and develop individuals who have the ability, aspiration and engagement to succeed at executive level roles in the organization. Our priority is to shape the leadership team and bring management closer to customers, markets and businesses, accelerate the development of our most senior leaders, and increase leadership capability through selective external recruitment.

The board oversees our leadership strategy with the support of the human resources committee. The President and CEO and the Chief Human Resources Officer, together with the human capital committee, are responsible for this strategy; a senior executive is responsible for the day-to-day management. The human resources committee reviews the effectiveness of the strategy and approves the mandates of the President and CEO and all executive officers. It also reviews the qualifications, experience and capabilities of all executive officers, assesses candidates for our most senior roles (including the President and CEO) and recommends senior executive appointments to the board for approval. The board and management together interact formally and informally with executive-ready and executive-potential leaders, in board and committee meetings, and at educational seminars, board dinners and off-site meetings.

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Leadership diversity

As Canada’s most international bank, our geographic footprint and diverse operations uniquely position us to leverage the broadest range of skills, knowledge and talent. We believe that inclusion delivers the benefits of diversity and must be systemic in our organization to compete at our best. At Scotiabank, we enable and support a culture that values and respects cultural differences, experiences and beliefs.

In 2014, we launched a diversity and inclusion council that is comprised of our most senior leaders across the organization. Co-chaired by the President and CEO and the Chief Human Resource Officer, the council has a mandate to focus on the inclusion strategies and priorities required to deliver on our business goals. Its primary objectives are to:

•	monitor, promote and role model a culture of inclusion and diversity of perspective for better business results
•	embed diversity and inclusion in strategic business initiatives
•	enhance leadership development specific to open-mindedness and cross cultural awareness.

We are committed to creating opportunities that enable all employees to reach their full potential. A key component of our diversity and inclusion approach is the identification, development and advancement of women globally. This priority is embedded in our talent management processes and supported through regular measurement and reporting.

We measure the representation of women at all levels to gauge our progress, including the emerging leader, vice president and above, and executive leader segments. However, to effect meaningful and sustainable change at the executive leader level, we believe it is critical to focus our efforts at the emerging leader level so that we have the broadest and highest quality talent pipeline possible. As a result, in lieu of an organizational target for representation of women at the executive officer level, the President and CEO and the bank’s most senior leaders have committed to measure ‘Women New to the VP+ Pool’ which is part of the bank’s internal scorecard.

Since 2013, we have grown our representation of women at the VP+ level from 25% to 28%. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the long term. As of January 31, 2016, 30% or six of the bank’s 20 executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years:

	# of women executive officers/executive officers	%
Fiscal 2015	5/16	31%
Fiscal 2014	7/21	33%

Assessment and succession planning

The human resources committee, along with the risk committee and the audit and conduct review committee, oversees succession planning of senior management, including our four control functions – audit, compliance, risk and finance. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles. Given the importance of leadership development and succession planning for a senior management team, it is discussed at each regularly scheduled human resources committee meeting.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses his performance against his board-approved mandate and the short- and long-term objectives that are established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

Management proxy circular	35

What we expect from our directors

We expect directors to devote the necessary time to board and committee duties, to always exercise independent business judgment and to act in our best interests.

INTEGRITY AND ENGAGEMENT

Directors must:

•    maintain high standards of integrity

•     act honestly and in good faith, and with the diligence and care of a reasonably prudent person, consistent with Bank Act requirements

•     comply with our guidelines for business conduct, including the whistleblower policy and procedures and internet/email code of conduct (see below) and the directors’ addendum concerning conflicts of interest and any other supplementary guidelines

•    use sound judgment

•    avoid conflicts of interest

•     fulfill their responsibilities to the board and committees

•    review all meeting materials to diligently prepare for each board and committee meeting

•     actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•     protect our information and keep all discussions confidential

•    be active and engaged

•     continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

•     review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•     understand the risks of our business model and how they relate to our strategy and risk appetite framework

•    understand our regulatory environment

•     participate in continuing education for directors

•    attend at least 75% of all board and committee meetings.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

Guidelines for business conduct

Our guidelines for business conduct are guiding principles for ethical behaviour at Scotiabank. They promote adherence to the laws and regulations that apply to us. The board approves the guidelines, including any amendments, and the audit and conduct review committee monitors compliance with the guidelines.

Everyone is required to review the guidelines, including the whistleblower policy and procedures and the internet/email code of conduct, when they join the bank or the board. They must also confirm in writing every year that they understand and have complied with the guidelines. Directors must also read and consent to the directors’ addendum concerning conflicts of interest. None of these guidelines can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. The board did not grant any waivers in 2015.

Scotiabank’s guidelines for business conduct, including our whistleblower policy and procedures and director’s addendum, can be found in the corporate governance section of our website.

Avoiding conflicts of interest

Directors must disclose:

•   their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

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Reporting a concern

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the guidelines for business conduct. It protects employees who make a report in good faith.

All directors, officers and employees must immediately report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the guidelines and other compliance policies, or retaliation against an individual who reports a concern.

The following reporting channels are available under the policy:

•    calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•    all concerns can be raised with the Chief Auditor. Concerns relating to regulatory compliance, breaches of business conduct or other compliance policies can be directly escalated to global compliance

•    an external party can raise a concern by contacting the Office of the President (see the back cover).

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern. All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

TENURE AND TERM LIMITS

Our term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

The board approved term limits for directors in 2011 and revised them in 2015. Term limits for committee chairs have been in place since 2012. Our term limits are as follows:

•     directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•     directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

Our nominated directors have an average tenure of 4.5 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

•    directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term

•     a director can serve as a committee chair for three years, and for another two years with the board’s approval

•    the date each director is not eligible for re-election is set out in the director profiles beginning on page 10.

Resignation policy (change in principal occupation)

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. A bank officer who is also a bank director, is deemed to have resigned as a director when he or she ceases to be employed as an officer, unless the officer is a former CEO and the board has requested that the individual remain on the board for a fixed period.

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SERVING ON OTHER PUBLIC COMPANY BOARDS

Directors bring the most to the board when they act independently and can devote the necessary time to fulfill their responsibilities, so we limit the number of public company boards they can serve on:

•    directors who are chief executive officers or senior executives of public companies should not hold more than two other public company directorships (including the board of the company of which he or she is CEO or a senior executive officer)

•    directors who are employees of private companies or other private entities, or employees of public companies (other than senior officers) should not hold more than four public company directorships (including the board of the company they are an employee of)

•    all other directors should not serve on more than five public company boards

•     directors cannot serve on the audit committee of more than three public companies without approval

•    directors cannot serve on the board of an unaffiliated financial institution without approval.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. The corporate governance committee can use its discretion to grant exceptions to the above limits in certain circumstances, but these exceptions must be reported to the board. No exceptions have been granted to any of the nominated directors. Mr. Thomson is not standing for re-election at Interfor’s April 28, 2016 annual meeting. If elected to our board, Mr. Thomson will serve on two public companies after this date.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board reviews potential conflicts of interest and board interlocks every year. Mr. O’Neill will be retiring from the BCE Inc. board and not standing for re-election at its April 28, 2016 annual meeting, bringing total director interlocks to one board.

	Board	Committee memberships
Ronald Brenneman	BCE Inc.	Management resources and compensation (chair) Pension fund
Thomas O’Neill	BCE Inc. (chair)	–
Scott Bonham	Magna International Inc.	Audit Enterprise risk oversight

Indira Samarasekera	Magna International Inc.	Corporate governance, compensation and nominating

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SKILLS AND EXPERIENCE

Our current and nominated directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the geographic regions where we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

Skills matrix

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each of the current and nominated directors has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each current and nominated director’s key areas of experience.

	N. Aufreiter	G. Babatz	S. Bonham	R. Brenneman	C. Dallara	A. Everett*	W. Fatt	T. Macklem	T. O’Neill	E. Pacheco	B. Porter	U. Power**	A. Regent	I. Samarasekera	S. Segal	P. Sobey	B. Thomas	S. Thomson**
Key Areas of Experience
Leadership
Strategy Formation
Accounting/Audit
Capital markets
Corporate social responsibility
Finance
Financial services
Governance
Human resources and executive compensation
Public policy
Risk management
Technology

*	retiring from the board on April 12, 2016
**	nominee for election on April 12, 2016

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance, and retail and consumer), education, language skills and business experience in regions where we do business. It uses these matrices to assess board composition, plan board succession, and assess potential director candidates (you can read more about nominating directors on page 31).

Director development and assessment

Directors must understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with governance, regulatory, risk, business, industry and other key issues to be effective members of our board. The board has approved a guideline on director orientation and continuing education, which outlines our commitment to director education, the responsibilities of the corporate governance committee, and what our education and orientation programs will cover. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

Management proxy circular	39

ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way.

New directors receive the following reference materials:

•

an orientation package – explains key legal requirements, our by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our disclosure documents

•

our corporate governance information book – contains information about our corporate governance practices and policies, the board and committees, the Bank Act and other legal requirements, insider reporting and our guidelines for business conduct.

They also:

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	may attend committee meetings for educational purposes
•	review the bank’s crisis management (recovery) plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors.

Director orientation in fiscal 2015

Session	Date	Invited
Global risk management	January 2015	open to all board members
	October 2015	new board member
Global compliance	January 2015	open to all board members
Internal audit	May 2015	open to all board members
	June 2015	new board member
Branch visit	May 2015	new board member
Accounting, control and financial reporting	June 2015	new board members
International banking	June 2015	new board members
September 2015
Corporate and commercial banking	September 2015	new board member
Global Banking and Markets	September 2015	new board member

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

We hold information sessions on significant, complex or specialized aspects of our business operations and organize off-site board meetings every year to familiarize directors with our regional and international operations and to meet local senior management. In 2015, our board met in Ottawa, Ontario as part of our annual meeting of shareholders, and in Silicon Valley, California as part of our education program. As part of the board meeting in Silicon Valley, the board had the opportunity to meet with local companies to learn how new entrants in the payments systems affect Scotiabank’s retail branches and commercial customers, about developing cybersecurity issues and how Scotiabank can use its data to be more relevant to its customers, among other topics.

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Director education in fiscal 2015

Session	Date	Attended or received materials
Anti-money laundering/anti-terrorist financing Educational session on anti-money laundering/anti-terrorist financing systems and developments	December 2014	board

Portfolio overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, aerospace and shipping, pipelines, refineries and petrochemicals, telecom and media, mining, agriculture, automotive, real estate, consumer and healthcare

	All risk committee meetings in 2015	risk committee
Risk management Quarterly enterprise risk management reports addressing credit, market, liquidity, operational, stress testing, capital, information technology, insurance, emerging and other risks	Quarterly	board risk committee
OSFI regulatory update Educational update by compliance on various regulatory matters including compliance, risk management, and various areas of focus	January 2015 March 2015 April 2015 May 2015 August 2015 October 2015	audit and conduct review committee risk committee
Oil and gas industry Presentation by Global Banking and Markets on industry developments	January 2015	board
Retail credit risk and risk data aggregation reporting Presentation by Global Risk Management	January 2015	board
Subsidiary governance developments Report on international and domestic corporate governance developments affecting the bank’s subsidiaries	January 2015	board
Basel Committee on Banking Supervision Revised Corporate Governance Principles Report on international regulatory developments affecting the bank and its subsidiaries	January 2015	board
Market and liquidity risk Presentation by Global Risk Management	March 2015	board
Investor relations report Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, key investor issues, analysts and rating agencies	March 2015	board

Corporate social responsibility

Briefing session by Public, Corporate and Government Affairs/Corporate Social Responsibility on how the bank manages economic, social and environmental impacts and its relationship with stakeholders

	March 2015	corporate governance committee
Information security and cyber-security report Presentation by Information Technology and Solutions (ITS)	April 2015	board
Payments Presentation by Canadian Banking management on developments in the payments industry	May 2015	board
Risk data aggregation reporting Presentation by Global Risk Management and ITS departments	May 2015	board
Global Banking and Markets – Fixed income, currencies, commodities and equity Educational session on these businesses	August 2015	board
Volcker rule Educational session on the impact of the Volcker rule	August 2015	board
Silicon Valley offsite meetings Educational sessions with local companies and management on industry developments, cyber-security, payments systems, digital disruption and data management	September 2015 (2 days)	board
Marketing Educational session on developments, challenges and the bank’s global strategy	October 2015	board

Management proxy circular	41

Questionnaire drafted independently, approved by the corporate governance committee

+

Personal interview conducted by the independent advisor based on questionnaire results

Report to the corporate governance committee by the independent advisor

Report to the board on the questionnaire and interview results

Follow-up by the Chairman and the chair of the corporate governance committee

ACCESS TO INFORMATION

We use a secure electronic delivery system to promptly disseminate information, so directors have timely access to materials and other information to carry out their responsibilities. Directors access their board materials, management updates and other key information on this portal.

All of the directors are members of the Institute of Corporate Directors (ICD) and can access ICD events. The ICD supports director education and advocates for best practices in governance.

BOARD ASSESSMENT

The corporate governance committee is responsible for board assessment and uses a two-part process to encourage full and frank feedback. In 2015, the committee engaged an independent external advisor to facilitate this year’s assessment. The committee oversees this assessment every year and in 2015 confirmed that the board and its committees were performing well.

Questionnaire

•	drafted by the independent external advisor and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the chairman
•	submitted to the external advisor to preserve confidentiality and formed the basis of the personal interviews with directors

Personal interviews

•

conducted by the external advisor to facilitate candid feedback about board effectiveness, committee performance, individual performance, Chairman’s performance, governance and any other issues relating to board effectiveness or operations, building off of the confidential questionnaire results

•	provided an opportunity to comment formally on management’s engagement with the board
•	facilitated a peer review process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they have

Report to the corporate governance committee

•	presented by the external advisor to the committee for discussion and feedback
•	committee chair and Chairman reviewed the results and developed recommendations

Report to the board

•	presented by the external advisor to the board for full discussion
•	committee chair and Chairman presented recommendations based on the results

Follow-up

•	committee chair and Chairman developed a process for addressing issues, monitoring progress and reporting back
•	action plan involves working with other committee chairs as appropriate

The board reviews the assessment process annually and revises it as necessary to reflect evolving governance rules, best practices and any changes to the board mandate and committee charters. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about any comments or concerns.

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Committee reports

The board has four standing committees. The committee reports below describe each committee’s key responsibilities, activities and meetings in fiscal 2015. The members listed are the committees’ members as of October 31, 2015.

Each committee sets aside time at each meeting to meet in camera without management present. They can also engage external advisors or consultants as necessary, and approve their contracts and fees. The audit and conduct review, corporate governance and human resources committees are composed solely of independent directors.

AUDIT AND CONDUCT REVIEW COMMITTEE

Paul Sobey (chair, financial expert)

Nora Aufreiter

Guillermo Babatz (financial expert)

Charles Dallara

William Fatt

Tiff Macklem

Thomas O’Neill (financial expert)

meetings: 7

The committee met separately with KPMG at each meeting.

The Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer attended each committee meeting and each met separately in camera with the committee, other than at the meeting specifically called to assess each officer’s effectiveness and one meeting where the committee did not meet in camera with the Chief Compliance and Regulatory Officer.

The committee met in camera without management present at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our: financial reporting, compliance with legal and regulatory requirements, internal control functions and our relationship with the external auditors. All of the members of the audit committee are financially literate within the meaning of the CSA rules, and three members are “financial experts” as defined by the SEC.

Financial reporting – oversees the quality, integrity and timeliness of our annual and quarterly financial reporting. Reviews financial and earnings press releases before they are released to the public.

Compliance and conduct review – fulfills the role of conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest. Oversees our global compliance with legal and regulatory requirements.

Internal controls – oversees internal control procedures and their effectiveness. Communicates directly with internal audit and oversees their effectiveness.

External auditors – oversees their audit and evaluates their independence and other qualifications. Communicates directly with them, and recommends to the board their reappointment, subject to shareholder approval.

Oversight of control functions – oversees our finance, global compliance and internal audit functions and their independence, and assesses the effectiveness of the heads of each function.

2015 highlights

•    reviewed and recommended the bank’s annual and interim consolidated financial statements and related MD&A, financial news releases, AIF and Form 40-F to the board for approval, and discussed accounting changes for 2015 and 2016

•    reviewed the pre-approved services to be performed by the external auditors each quarter, reviewed the auditors’ audit plan and oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal control over financial reporting. Recommended the auditors’ fees for 2015 to the board for approval and assessed their performance. Reviewed and discussed the annual external audit report

•     conducted a periodic review of the external auditor

•    recommended a change in lead audit partner under mandatory rotation term limits

•    reviewed and monitored our internal control framework. Reviewed and approved our internal control policy and recommended it to the board for approval

•    received reports on related party transactions and reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the guidelines for business conduct

•    reviewed and discussed the quarterly internal audit reports, including on our internal control, risk management and governance processes. Approved the annual audit plan, and reviewed the audit results and areas of changing importance

•     met with business line executives to discuss audit, compliance and regulatory matters related to their business lines

•     reviewed quarterly and annual reports about our global compliance programs, including the anti-money laundering and anti-terrorist financing program, and met with the Chief Anti-Money Laundering Officer

•     reviewed management’s reports on regulatory findings and legal actions against us and our subsidiaries and discussed significant legal actions with the General Counsel and the Deputy General Counsel

•     approved the mandates of the Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer and assessed each officer’s effectiveness

•     oversaw the independence of the finance, internal audit and global compliance departments, assessed the effectiveness of the departments and reviewed their succession plans and reviewed and approved their mandates, budgets, organizational structures and resources

•    reviewed and recommended board approval of the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•    reviewed new legislative requirements under the Volcker rule and how these impact our business

•     reviewed the independent third party report on the effectiveness of our global compliance function

Management proxy circular	43

CORPORATE GOVERNANCE COMMITTEE

Susan Segal (chair)

Nora Aufreiter

Charles Dallara

Ashleigh Everett

Thomas O’Neill

Indira Samarasekera

Barbara Thomas

meetings: 6

The committee met in camera without
management present at each of its
meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The corporate governance committee serves as our nominating committee, oversees our board assessment process and advises the board on ways to enhance our governance standards, policies and practices, consistent with changing regulations and emerging best practices.

Board composition and succession – recommends the composition of each committee. Identifies and recommends qualified director candidates and oversees succession planning for the board.
Manages the skills matrix to ensure proper board composition and succession planning strategies and considers the appropriate mix of skills and experiences to meet board needs and properly oversee the bank’s business.

Governance standards and practices – develops and maintains proper independence standards and a director education program. Maintains key corporate governance policies, including the board diversity policy.

Corporate social responsibility – oversees disclosure trends and practices in non-financial reporting, including corporate social responsibility, and our performance in those areas.

Assessment – oversees the board, committee and director assessment process and assists the
Chairman in developing an action plan to address any issues or concerns arising from the assessment process.

2015 highlights

•    reviewed board composition, diversity (gender, age, ethnicity and geographic background), tenure, skills, experience and other board service, and assessed potential director candidates

•    reviewed the composition of each committee for balance and opportunities to enhance skills and gain new perspectives and recommended to the board for approval changes to board committee composition with a view to committee and committee chair succession planning

•     recommended to the board for approval the appointment of Ms. Segal as corporate governance committee chair and Mr. Regent as human resources committee chair given committee chair term limits

•     oversaw the board assessment process, which was facilitated by an external advisor, including the director questionnaires and interviews. No material issues were raised as part of this process. The Chairman and the committee chair adopted a process to address issues raised.

•     reviewed local and international regulatory developments and corporate governance initiatives, and recommended to the board for approval changes to our corporate governance policies, committee charters and other mandates

•     revised our committee mandate to include review of the bank’s subsidiary corporate governance report

•     reviewed and recommended meeting schedules for board approval, including off-site meetings to familiarize directors with our regional operations and to meet with senior management of various technology companies in Silicon Valley

•    administered our director orientation and education program

•     reviewed potential director candidates and recommended Mr. William Fatt, Dr. Tiff Macklem and Mr. Eduardo Pacheco as new directors. Mr. Fatt was appointed to the board in January 2015, Dr. Macklem was appointed in June 2015 and Mr. Pacheco was appointed in September 2015.

•    reviewed and recommended our corporate governance disclosure in the circular to the board for approval

•    reviewed shareholder proposals and recommended responses to the board for approval

•     reviewed director compensation

•    reviewed the bank’s corporate social responsibility strategy (CSR) and management’s proposed changes in CSR reporting, and international trends in this area

44	Scotiabank

GOVERNANCE

HUMAN RESOURCES COMMITTEE

Aaron Regent (chair)

Ronald Brenneman

Ashleigh Everett

William Fatt

Thomas O’Neill

Indira Samarasekera

Barbara Thomas

meetings: 7

The committee met with its independent
advisor at each meeting and jointly with
the risk committee four times.

The committee met in camera without
management present at each of its
meetings this year.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically) and leadership succession. None of the committee members is currently a CEO of a public company.

Compensation philosophy and human resources policies and practices – oversees alignment with our pay for performance strategy and risk appetite. Reviews our compensation program and makes recommendations to the board. Oversees administration of our pension plans.

Compensation governance – reviews evolving governance practices and the alignment of our compensation policies with best practices of the Financial Stability Board (FSB), Institute of
International Finance, Financial Conduct Authority and the CCGG.

Executive compensation – oversees all aspects of our executive compensation program and our incentive plans in particular. Establishes share ownership guidelines and requirements after retirement. Assesses the performance of the senior leadership team and makes compensation recommendations to the board. Reviews and recommends our compensation disclosure to the board for approval.

Managing risk – meets with the risk committee to jointly review and recommend all key elements of our incentive plans, including plan design, targets, metrics and potential payouts. Seeks independent advice and input from a third party advisor.

Leadership and succession planning – oversees management succession plans to ensure effective leadership.

2015 highlights

•    approved changes to the funding framework for the annual incentive plan to enhance the emphasis on the customer metric, one of three focus priorities

•     reviewed the design and competitiveness of the bank’s equity-based compensation programs

•     reviewed the mix of incentive-based compensation

•    met with the bank’s Chief Auditor to review the independent review of the alignment of our executive compensation program with FSB Principles for Sound Compensation Practices and Implementation Standards

•     reviewed and recommended to the board, enhancements to our clawback policy on executive compensation

•     reviewed risks associated with the design and funding of our material executive compensation plans with the risk committee and the Chief Risk Officer

•     oversaw changes related to regulatory requirements in our European operations

•     reviewed the design, effectiveness and competitiveness of our benefits programs globally

•     reviewed the funding, performance and the investment strategy of the Scotiabank pension plan and the global governance framework

•     reviewed our executive pension arrangements, including plan design, competitiveness, costs and governance trends

•     recommended the compensation for the President and CEO and his direct reports and all executive vice presidents

•     reviewed and approved the mandates for all executive vice president roles and above

•     continued to oversee management’s execution of the leadership strategy and succession planning process to enhance the quality of depth and diversity of executive talent, develop top leaders, increase spans of control, place management closer to customers, markets and businesses, and strengthen the representation of women at the vice-president level and above

•     heightened focus on leadership development for the bank’s most senior leaders (initiatives include a leadership development assessment, a global executive program that was custom-developed in partnership with Duke Corporate Education and a corporate approach to managing the bank’s executive leadership pipeline which includes individual career paths, greater oversight and participation in development plans, and interaction with the board)

•    met with regulators, shareholders and other stakeholders to foster a dialogue on our approach to executive compensation and receive feedback

Management proxy circular	45

RISK COMMITTEE

Ronald Brenneman (chair)

Guillermo Babatz

Tiff Macklem

Thomas O’Neill

Eduardo Pacheco

Aaron Regent

Paul Sobey

Susan Segal

meetings: 12

The Chief Risk Officer attended the nine
regularly scheduled committee meetings
and met in camera with the committee
at these nine meetings.

The committee met in camera without
management present at ten meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Oversight of risk function – oversees our global risk management function, their independence and overall effectiveness, including the effectiveness of the Chief Risk Officer.

Risk appetite framework – recommends our risk appetite framework to the board for approval.
Advises executive management on strategic issues and highly sensitive matters as they relate to our risk appetite framework.

Risk oversight – reviews and approves our principal risks, including credit, investment, liquidity, operational, information technology, insurance and market risks. Reviews and approves significant industry, market and portfolio risks and limits. To manage compensation risk, meets with the human resources committee to jointly review and recommend key elements of our executive compensation program, including plan design, targets, metrics and potential payouts.

2015 highlights

•    reviewed our risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval

•    reviewed industry sector analyses and significant credit and market risk exposures throughout the year

•     reviewed and recommended to the board for approval, amendments to our credit risk policy and credit risk appetite

•     reviewed global risk management’s quarterly reports on the bank’s risk profile, including reviews of our risk management programs and our credit, market, liquidity, operational, information technology, enterprise risk stress testing and economic and regulatory capital risks. Also discussed the top emerging risks each quarter

•     reviewed and recommended risk-related policies and management programs, to the board for approval, including our country and cross border risk management policy, market and structural risk management policy, liquidity risk and collateral management policy, insurance risk policy, stress testing policy, and operational risk management policy

•     reviewed and approved our crisis management (recovery) plan with management and presented it to the board and OSFI

•     reviewed management’s report on reputational risk management and the activities of the reputational risk committee

•     reviewed and recommended to the board for approval, our risk data aggregation and risk reporting framework

•     reviewed and recommended to the board for approval, our enterprise data management policy framework

•     approved the Chief Risk Officer’s mandate and assessed his effectiveness

•     oversaw the independence of global risk management, assessed the effectiveness of the department and reviewed its succession plans, and reviewed and approved the mandate, budget, organizational structure and resources of global risk management

•    held four joint meetings with the human resources committee to review risks associated with executive compensation and incentive plans

•    reviewed reports from regulators relating to key areas of risk

•     met with senior management to discuss emerging local, national and global risks

•     met with business line executives to discuss risk considerations, exposures and commercial initiatives in particular areas of their business

•     the chair of the committee regularly met with the chair of the audit and conduct review committee to discuss risk considerations and agenda items for each committee

•     revised our mandate to focus solely on risk

46	Scotiabank

EXECUTIVE COMPENSATION

3	Executive Compensation

At Scotiabank, we believe executive compensation is key to helping us achieve our strategy, and we design and oversee it with this goal in mind.

This section discusses our executive compensation program, and the process we use to make compensation decisions that are appropriate, based on our performance, and in line with our risk appetite. It also tells you how we performed in 2015, the compensation decisions we made this year, and how those decisions reflect our performance.

OUR NAMED EXECUTIVES THIS YEAR

Brian J. Porter President and Chief Executive Officer
Sean D. McGuckin Group Head and Chief Financial Officer
J. Michael Durland Group Head and Chief Executive Officer, Global Banking and Markets
Dieter Jentsch Group Head, International Banking
James P. O’Sullivan Group Head, Canadian Banking

Dear fellow shareholders	Message from the chair of the human resources committee

At the end of my first year as chair of the human resources committee, I am pleased to provide an overview of the bank’s results and our compensation decisions. The committee works diligently on behalf of shareholders to ensure that Scotiabank’s executive compensation program effectively links compensation to corporate performance, the advancement of the bank’s strategy and ultimately the enhancement of long-term shareholder value.

Scotiabank’s strategy is aimed at creating strong, consistent and predictable earnings for our shareholders over the long term. Each plan design and pay decision supports this strategy, without encouraging excessive risk-taking by executives or employees more broadly.

Our compensation strategy (which you can read about starting on page 51), includes:

•	reinforcing the accountability of executives by making the majority of compensation variable and based on performance
•

supporting the bank’s strategy by paying for performance against the same metrics it uses to measure its success – the table on page 53 shows how our compensation plans are linked to the focus priorities

•	focusing executives on the long term by paying out compensation over time and making the majority of compensation equity-based
•	making sure our programs are fair and in line with our peers, with whom we compete for talent.

Management proxy circular	47

We continue to believe in the importance of discretion in judging the final result in the pay for performance decision, as we discuss on page 57. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment.

Scotiabank’s performance this year

The bank’s earnings growth in 2015 was driven by very good performance in our personal, commercial and wealth businesses, both in Canada and internationally, offset by disappointing performance in wholesale banking. The result is that 2015 performance is slightly below some of our targets for compensation purposes. This is reflected in our executive compensation with a lower business performance factor of 99 for the annual incentive plan compared to 113 in 2014 (see page 68).

	Medium-term	2015 target for		2015
	performance objective	compensation purposes	2015 results	results compared to target
Earnings per share	5% to 10% growth	$5.64 (4.3% growth)	$5.67 (4.8% growth)	+0.5%
Return on equity – one-year	14%+	14.8%	14.6%	–20 basis points
Return on equity – three-year average (reported)	14%+	15.4%	15.7%	+30 basis points
Operating leverage	positive	–0.2%	–0.7%	–50 basis points
Customer loyalty	–	51.2 – 52.2	51.9	Within target range

The annual targets that we set for compensation purposes reflected the necessary increased investment in technology, redevelopment, and reorganization costs, and a more moderate economic outlook. As a result, the 2015 targets for earnings per share growth and operating leverage were set just below our medium term objectives.

Our annualized three-year total shareholder return (TSR) of 8.4% was below the median of our performance comparator group (13.4%) resulting in a payout from the 2012 mid-term incentive plan that was below target, at 80 (see page 69). In the period, the Canadian life insurance companies outperformed the Canadian banks reflecting greater earnings growth and more recently investor concerns surrounding the Canadian economy including lower energy prices which negatively impacted share prices and total shareholder return. Our performance relative to our performance comparator group was further impacted by several factors including our exposure to developing markets being viewed less favorably and median earnings per share growth.

CEO performance and compensation

In his second year as President and CEO of Scotiabank, Mr. Porter continued to demonstrate his strong commitment to shaping and executing the bank’s long-term strategy. Under his leadership, the bank made significant progress in advancing our focus priorities including:

•	continued to drive cultural change, including launching an enterprise-wide effort to become more customer focused and performance oriented
•	enhanced leadership depth, diversity and deployment by continuing to re-shape and streamline the leadership team and continued to build greater depth and diversity in the leadership pipeline
•	reduced structural costs by significantly raising the targeted level of cost savings and exiting non-core markets and operations
•	introduced a multi-year digital transformation strategy, and achieved a significant milestone with the announcement of the Digital Factory.

The board awarded Mr. Porter total direct compensation of $9,280,000 in 2015, which is 3% higher than his 2015 target and net 5% higher than 2014 due to a decrease in his annual incentive award (-25%) and an increase in his equity compensation (18%). The increase in his equity compensation is due to the increase in his equity target and award reflecting his increased experience in the role and the bank’s advancement of our focus priorities.

	2015 compensation	2015 target	2014 compensation
Total direct compensation	$9,280,000	$9,000,000	$8,870,000
% variable	89%	89%	89%

You will find a detailed discussion of Mr. Porter’s 2015 compensation starting on page 71.

48	Scotiabank

EXECUTIVE COMPENSATION

The following graph shows what the CEO earned both as realized and unrealized compensation over the five-year period, and demonstrates the relationship between shareholder returns and CEO compensation. The slope of the total CEO pay line from 2014 to 2015 is relatively flat as the reduced value in outstanding equity and incentive awards due to lower share price and business performance in 2015, has been offset by the increase in Mr. Porter’s 2015 equity award. The higher equity award in 2015 reflects his increased experience as CEO and the bank’s achievements in 2015 related to customer focus, leadership, and technology as outlined above. When these equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in these key strategic areas in the coming years. Equity and annual bonus opportunity make up over 80% of the CEO’s package and the realized value fully reflects performance.

Realized compensation includes base salary paid and the annual incentive awarded as well as the value of stock option exercises and payout of performance share units (PSUs) payouts. Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options. The area of the graph in darker grey shows Mr. Porter’s realized or realizable compensation as President and CEO – he was appointed to that role on November 1, 2013.

Finding the right balance

The committee is confident about the decisions we’ve made about executive compensation this year. We believe Scotiabank’s executive compensation program strikes the right balance between appropriate and competitive compensation and alignment with shareholder interests.

Please take some time to read this section of the circular, which explains the executive compensation program and our decisions for 2015 in more detail. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron Regent

Chair of the human resources committee

Management proxy circular	49

New in 2015

We review the executive compensation program every year and refine it as appropriate to align more closely with our strategy, our focus on building shareholder value, mitigating risk and improving competitiveness. Here are the key changes we made in 2015:

•	We refined the formula for calculating the business performance factor in the annual incentive plan to align more closely with our strategy:
–

made customer loyalty a core metric in the funding formula with a weighting of 10% instead of a modifier of +/-2.5. At the same time, we reduced the weighting of return on equity to 30%. This change simplifies the plan design, aligns the metrics more closely with our strategy and emphasizes our strategic focus on customers

–	removed the people metric, and instead added it to each senior executive’s individual scorecard and performance assessment to reflect this important aspect of leadership accountability.

We back-tested these changes against our results from 2012 to 2014 to make sure they were appropriate.

•

We further reduced the use of stock options for senior executives to align with market practice. Options now make up less than 15% of the target total compensation for the named executives. PSUs now make up 80% of the deferred compensation for the named executives.

•

We lowered the maximum payout factor under the PSU plan from 150% of target to 125% for our senior executives to better align with market practices among our compensation comparator group. This change is in effect for grants made in 2015 and later.

WHAT WE DO
Pay for performance
▶ Compensation is mostly variable and not guaranteed
▶ We align compensation with both individual and corporate performance
▶ We link a significant portion of compensation to long-term performance
▶ We link compensation directly to our strategy, using financial and non-financial, absolute and relative performance metrics
▶ We look at payouts under various scenarios when determining performance metrics for the incentive plans
▶ We make pay decisions within our risk appetite, considering projected capital ratios
▶ We reduce or withhold payouts when performance is significantly below expectations
▶ We will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk taking or material misstatement of our financial results
Govern executive compensation effectively
▶ We have a qualified, experienced and independent human resources committee that uses an independent advisor
▶ Our human resources committee meets jointly with the risk committee to review all key elements of our incentive plans
▶ We consider both horizontal and vertical pay analyses when determining the President and CEO’s compensation for the year
▶ We require executives to own equity in Scotiabank
▶ We cap payouts from our incentive plans
▶ We have specific compensation criteria for employees who have a material impact on risk
▶ The compensation review committee, which includes the Chief Risk Officer, conducts ongoing risk reviews
▶ Our human resources committee arranges for an independent review of our compensation programs and practices every year
▶ We give shareholders a “say on pay”

X WHAT WE DON’T DO
▶ We do not reprice stock options or grant stock options at a discount
▶ Executives are not allowed to use hedging to undermine the risk alignment in our compensation plans
▶ The structure of our executive compensation program does not encourage excessive risk-taking
▶ We do not benchmark ourselves against companies that are significantly larger than we are
▶ We do not use a single-trigger to compensate executives during a change of control
▶ We do not have employment agreements with multi-year guarantees

50	Scotiabank

EXECUTIVE COMPENSATION

Compensation discussion and analysis

1. Strategy

Scotiabank is committed to delivering strong, consistent and predictable earnings to our shareholders over the long term. Our core strategy is clear – it is predicated on a highly-diversified, well-balanced business model within a clearly defined, global footprint. We remain committed to a strong foundation in Canada, with international operations focused primarily in Latin America, along with operations in the Caribbean and Central America and parts of Asia.

We look to generate approximately 50% of our earnings within Canada and have an appropriate balance between our business lines with a target of 70 to 75% of earnings generated by our non-wholesale businesses (personal, commercial, wealth and insurance). To complement our focus on driving organic growth through deeper customer relationships and an excellent customer experience, we will continue to be opportunistic with selective acquisitions within our footprint.

The execution of our strategy is anchored by our focus priorities:

•	Being more focused on our customers: by investing to consistently deliver an excellent customer experience and grow more primary customer relationships.
•	Enhancing our leadership depth, diversity and deployment: effective leadership will be critical in carrying out our strategy and meeting our long-term goals.
•	Better serving our customers while reducing structural costs: simplify our operating model to better serve customers and improve our operating efficiency by becoming low cost by design.
•	Driving a digital transformation: pursue a digital transformation of the bank to ensure a consistently excellent customer experience and highly efficient operations.
•	Aligning our business mix with deeper customer relationships: evolve our business mix to align with opportunities where we have, and can build, deeper relationships with our customers.

We continue to actively monitor factors that affect the global financial services industry – including changes in customer expectations, new digital solutions and regulatory changes – and continually assess the implications these might have on our strategic agenda.

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation programs are built with four goals in mind:

Management proxy circular	51

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as annual, mid-term and long-term incentives. These incentives are variable and not guaranteed.

We set performance ranges for the annual and mid-term incentive plans, so executives earn more when performance is strong, and less when performance is down. The annual incentive pool is funded by bank performance (both absolute and compared to our peers). Individual performance determines each executive’s share of the pool.

Compensation mix

The human resources committee establishes a target compensation mix for each executive level based on three criteria:

•    the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to the long-term incentive, which is equity-based and linked to longer-term performance

•    market practice for similar positions in our compensation comparator group

•    regulatory requirements to defer incentive awards.

A progressively larger portion of compensation is delivered as deferred compensation for more senior executives. Compensation is mostly variable, based on performance and not guaranteed.

52	Scotiabank

EXECUTIVE COMPENSATION

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our annual and mid-term incentive plans. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group (see page 54).

Operating leverage and return on equity are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 86).

Key performance indicators	How they are used in our incentive plans	How they support our strategy
Financial metrics
Return on equity	• absolute performance	increase shareholder value, balancing risk and return
Earnings per share	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our competitors
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our competitors
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer	• absolute performance	focus on customers by measuring customer loyalty

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that will increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based compensation, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of their annual incentive award by taking it as deferred share units (DSUs) (see page 64).

Management proxy circular	53

Share ownership requirements

We require our executives to hold equity in Scotiabank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. All of the named executives have met the share ownership requirement – see the executive profiles beginning on page 71.

Newly appointed executives have three years to meet their share ownership requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	7x base salary (must hold for two years after retirement)
Group heads	4x base salary (must hold for one year after retirement)
Executive vice presidents	3x base salary
Senior vice presidents, vice presidents and managing directors	1 to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income, market capitalization and number of employees.

Our compensation comparator group includes Canada’s seven largest financial institutions (excluding the bank): Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by the Hay Group Limited (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process (see page 59).

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, includes our compensation comparator group excluding Great-West Lifeco plus Power Financial Corporation. Power Financial Corporation does not participate in the Hay Group survey.

The table below includes information from public disclosure filings for the most recent fiscal year. Data for the banks is as at October 31, 2015. Data for the insurance companies is as at December 31, 2014.

Comparator groups			Compensation comparator group

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
CIBC	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
Manulife Financial	✓	✓
Sun Life Financial	✓	✓
Great-West Life	✓
Power Financial Corporation		✓

54	Scotiabank

EXECUTIVE COMPENSATION

SHAREHOLDERS have a “say on pay”

ELECT

REPORT

BOARD OF DIRECTORS

REPORT

Risk committee works in collaboration with the human resources committee (see p. 46)

CONSULTS

Human resources committee responsible for our compensation program and practices (see p. 45)

ADVISES

Independent advisor (see p. 56)

REPORTS

Chief Risk Officer reviews and reports on compensation and nsk appetite

Chief Auditor carries out an independent review for the human resources committee and for OSFI (see p. 56)

ADVISES

External advisor

CHAIRS

Compensation review committee ensures an appropriate link between incentive compensation and risk for key employees (see p. 57)

Human capital committee responsible for our global human resources strategies and policies (see p. 57)

2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has seven independent directors and an average committee tenure of 5.7 years. None of the members have ever been a Scotiabank executive.

On the committee since
Aaron Regent (Chair)	2014
Ronald Brenneman	2004
Ashleigh Everett	2015
William Fatt	2015
Thomas O’Neill	2014
Indira Samarasekera	2009
Barbara Thomas	2007

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

Human resources committee members
Independent	7 of 7
Executive compensation experience	6 of 7
Governance experience	6 of 7
Risk management experience	3 of 7
Human resources management	6 of 7
President/CEO experience	6 of 7
Other executive leadership	7 of 7

Management proxy circular	55

Independent advice

The committee gets advice from a qualified, third party advisor on compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes the final decision after considering the advice received.

It has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor since 2009. The table below shows the fees paid to FWC in the last two fiscal years for the following services:

•	a review of executive compensation practices and program design
•	competitive analysis of CEO compensation
•	trends in executive compensation and governance best practices
•	a perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	2015	2014
Executive compensation-related fees	$147,863	$148,388
All other fees	–	–
Total fees	$147,863	$148,388

FWC has confirmed that these fees are not significant relative to its total revenue and, therefore, do not affect its independence. FWC did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework (see page 33). The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

Compensation for key stewardship and support functions (finance, risk management, internal audit, compliance, legal and human resources) is tied to overall corporate performance, and not the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit and compliance) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

The compensation review committee identifies key employees whose roles could have a material effect on risk and reviews their compensation to ensure there is an appropriate link between incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions. The compensation review committee is chaired by the Chief Risk Officer, who updates the human resources committee on the committee’s activities.

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EXECUTIVE COMPENSATION

The compensation review committee includes:

•	Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Senior Vice President and Chief Auditor
•	Senior Vice President and Chief Compliance and Regulatory Officer
•	Senior Vice President, Total Rewards.

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to compensation, pensions and benefits.

The human capital committee is made up of the CEO and his direct reports:

•	Group Head and CEO, Global Banking and Markets
•	Group Head, International Banking
•	Group Head, Canadian Banking
•	Group Head and Chief Financial Officer
•	Group Head and Chief Human Resources Officer
•	Chief Risk Officer
•	Executive Vice President and General Counsel.

Discretion

All decisions about compensation plan design and pay are made within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The annual incentive plan includes an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk committee and human resources committee in their joint meetings.

The board can also use its discretion to:

•	reduce or withhold payment under the annual incentive plan if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of previously granted awards when they vest for all or specific individuals.

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•

an assessment of the appropriateness of all material compensation plans and programs against our organizational goals, our risk profile and FSB Principles for Sound Compensation Practices and Implementation Standards

•	an assessment of appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions (see page 86).

The Chief Auditor presents the annual review to the committee to confirm that Scotiabank is in compliance with FSB Principles for Sound Compensation Practices and Implementation Standards in all material respects.

Management proxy circular	57

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay for performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, as well as our compensation structure for individuals in control and stewardship functions.

Anti-hedging

To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. All employees are prohibited from entering short sales, calls and puts with respect to any of our securities.

Insider trading

Executives have to pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, a breach of compliance rules or our guidelines for business conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•     cash bonuses, commissions or payouts received from the deferred compensation plans

•    outstanding equity compensation, including PSUs, stock options and DSUs.

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EXECUTIVE COMPENSATION

1. Review the 2.Choose 3. Set targets 4.Review 5.Review

compensation performance for executive corporate individual

program metrics and compensation performance performance

Annual

Deliverables

6. Award

compensation

3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors, and the board for final approval.

All compensation program design and pay decisions are made within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for the committee’s adjustments to the incentive pools (see page 57 for more information about how we manage and oversee compensation decisions).

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Towers Watson & Co., the Hay Group, Mercer and McLagan Partners Inc.), who provide data, advice or guidance to management about plan design

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee, and with the independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational and other risks – see page 33).

The human resource committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends variable pay for the senior leadership team, including executive vice presidents and above and senior leadership in Global Banking and Markets, after reviewing comparator compensation data provided by the external consultants (see page 54 for information about our compensation comparator group). Target compensation is aligned to the market, and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to the compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	reviews the target total compensation package for the President and CEO with input from its independent advisor.

Management proxy circular	59

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans (see page 68)
•

carries out assessments, looking at the amounts accrued to the incentive plans to assess appropriate use of capital as well as whether funding of the incentive pool should be adjusted for other concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendation, working with the risk committee
•	makes an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans to the board for approval.

The board can reduce the size of the business performance factor based on its own risk assessment, which reduces the pool. It also has the discretion to reduce the payout to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The compensation review committee reviews the conduct and compensation of employees whose roles could have a material effect on risk, and recommends any reductions to the President and CEO.

The President and CEO reviews the performance and compensation of his direct reports:

•

assesses senior management performance against their annual deliverables and leadership behaviors (annual incentive awards) as well as their leadership potential and sustained performance (deferred compensation awards)

•	recommends their salary, annual incentive awards and equity incentive awards, taking into account performance, leadership behaviors and potential and market position
•	recommends their compensation for the year to the human resources committee.

The committee completes an in-depth assessment of the President and CEO’s individual performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, senior leadership in Global Banking and Markets, other control function heads and UK employees who are governed by the UK Remuneration Code. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s target and actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about President and CEO compensation:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•	a pay ratio comparison of the President and CEO pay package relative to the median Canadian family income
•	the President and CEO’s compensation in relation to the bank’s net income

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 71 for details about Mr. Porter’s 2015 compensation.

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EXECUTIVE COMPENSATION

4. Program elements

The executive compensation program for named executives includes direct compensation (base salary and annual, mid- and long-term incentive plans), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile
Direct compensation
Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	one year	no risk
Variable	Annual incentive plan (page 62)	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual annual deliverables	cash or DSUs that are redeemed for cash when the executive leaves the bank (see page 64)	one year	moderate risk
	Deferred compensation (see page 65)	Mid-term incentive rewards executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	PSUs	three years	significant risk
		Long-term incentive rewards senior executives for creating sustained shareholder value over three to ten years and links their interests to those of shareholders	stock options	up to 10 years	significant risk
	Global Banking and Markets incentive plan (see page 66)	Rewards executives in capital markets for meeting annual deliverables for Global Banking and Markets, with a link to overall bank objectives	cash and a combination of PSUs and stock options (see deferred compensation)	one year three to 10 years	moderate risk significant risk
Indirect compensation
	Pension	Provides an important source of retirement income See page 82 for more information	defined benefit plan (contributory or non-contributory membership) supplemental pension plan (non-registered and unfunded, for some executives)	ongoing	no risk
	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Vary based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 50% up to a specified limit)	ongoing	no risk
	Perquisites	Provides market competitive benefits Vary based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

Management proxy circular	61

Base salary ($) x Incentive target (% of base salary) x Business Performance factor minimum: 0

Cap: 150 x Individual performance factor minimum: 0 Cap: 2.0 = Annual Incentive award minimum: 0 cap: 300

Set at the beginning of the year

Various by job level, local market and sometimes the role

Determines that size of the incentive pool

Based on our performance against the same financial and non-financial metrics we use to measure our corporate performance.

The committee can make adjustments at its direction.

See Calculating the business performance factor details.

Determines each executive’s share of the incentive pool

Based on the executive’s performance against individual goals established at the beginning of the year

ABOUT THE ANNUAL INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	All eligible employees, including executives (Global Banking and Markets has its own annual incentive plan – see page 66)
How we determine the award	The amount of the award depends on the executive’s incentive target, the business performance factor, and his or her individual performance factor (see below)
Performance factors

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•    absolute performance is measured against the objectives in our business plan

•   relative performance is measured against the banks in our performance comparator group (see page 54)

The individual performance factor depends on the executive’s performance against annual deliverables established at the beginning of the year and leadership behaviors demonstrated during the year

Payout	Cash or DSUs that are redeemed for cash when the executive leaves the bank (see page 64)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 58 and 84 for details)

How we determine the award

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EXECUTIVE COMPENSATION

Return on equity weighting: 30% + Earnings per share weighting: 40% + Operating leverage weighting: 20% + Customer loyalty weighting: 10% = Business performance factor based on four core metrics

Strategic focus increase shareholder value balancing risk and return

Strategic focus increase shareholder value by increasing earnings

Strategic focus structural costs

Strategic focus focus on customers

Why it’s important measures how efficiently we earn profits on behalf of our shareholders

Why it’s important measures our profitability by the increase in net income generated for common shareholders

Why it’s important measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses

Why it’s important measures customer loyalty and their likelihood to do more business with us

+/- Relative Performance metric minimum -10 maximum +10 = Adjusted business performance factor

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against financial metrics	First we calculate a preliminary performance factor based on performance against four corporate performance metrics.

New in 2015

Customer loyalty is now a core metric in the funding formula with a weighting of 10% instead of a modifier of +/-2.5%. At the same time, we reduced the weighting of return on equity to 30%. This change simplifies the plan design, aligns the metrics more closely with our strategy and emphasizes our strategic focus on customers. The people metric is included in the individual scorecards and performance assessments of each senior executive to reflect this important aspect of leadership accountability.

2. Adjust based on relative financial performance

Next we adjust the factor up or down based on how we performed against our relative performance metrics.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

Performance is assessed against adjusted earnings as disclosed by our peers as of the third quarter (given the availability of peer information at the end of the fiscal year). Measures our performance compared to the banks in our performance comparator group (see page 54) based on:

• net income growth

• EPS growth

• revenue growth

•  operating leverage

Management proxy circular	63

- Risk adjustment = Business performance factor Minimum: 0 Cap: 150

The board will reduce the factor if it believes excessive risk was taken to achieve the year’s results

The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

3. Final adjustments by the board	Finally, the board carries out a risk assessment with the risk committee and the Chief Risk Officer, and assesses the appropriateness of the factor.

Voluntary deferral of AIP award – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual incentive by taking it as DSUs instead of cash, as an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•    Executives must decide in the first month of the fiscal year if they want to receive their award in DSUs instead of cash.

•    We convert the award to DSUs at the end of the fiscal year using the price of our common shares on the TSX at the beginning of the year, when the executive made the choice to take the DSUs. This means the executive can lose or benefit, depending how our shares perform over the year.

•     DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•    Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2016 annual incentive as DSUs will have their award converted to DSUs in December 2016 using $61.85, our closing share price on the TSX on November 2, 2015.

How our shares performed in 2015

Our share price when executives chose to receive their 2015 award in DSUs was $68.78 (on November 3, 2014, the first trading date of fiscal 2015).

Our share price was $56.14 on December 18, 2015, when we converted the award to DSUs – an 18% decrease in value.

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EXECUTIVE COMPENSATION

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders
How we determine the award	The amount of the award is based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. The award is forward-looking, so the human resources committee does not consider the value of awards the executive has received in previous years when it is determining new grants
Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 80% as PSUs (mid-term incentive) • 20% as stock options (long-term incentive)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 58 and 84 for details)

	Mid-term incentive	Long-term incentive
Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of our shareholders
Who participates	Vice presidents and above	Senior vice presidents and above
Form of award

PSUs

The amount of the award is converted to PSUs on the first day of an open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the first day of an open trading window following the public release of our year-end financial results, using the estimated compensation value of our common shares on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 81

Vesting and payout

PSUs pay out at the end of three years based on our performance (see below for details). Vested units are paid out in cash.

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see page 66)

•  vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day of our insider trading window following the vesting date

•  payments are made by December 31 of the year the units vest, and withholding taxes apply

As of December 2014, options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (options awarded before this date vest 25% each year over four years, beginning on the first anniversary date of the grant)

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Options granted before December 2009 may include a tandem stock appreciation right (SAR). The holder may exercise either the option or the tandem SAR for cash, equal to the value of the option gain (tandem SARs are not dilutive)

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Management proxy circular	65

Absolute performance factor Three-year average return on equity weighting: 50%’s important

Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall annual performance

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group (see page 54)

+

Relative performance factor Three-year relative total shareholder return weighting: 50%

=

Performance factor minimum: 0 cap: 125

Objective: increase shareholder value balancing risk and return

Objective: increase shareholder value as measured by our share performance relative to our peers

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk.

Why it

How we calculate the performance factor for the mid-term incentive

The performance factor determines how many units will vest at the end of the three-year period. It ranges from 0 to 125. We lowered the maximum payout from 150 to 125 for grants made in 2015 and later to better align to market practice within our compensation comparator group.

We calculate it using the same financial metrics we use to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group (see page 54).

ABOUT THE GLOBAL BANKING AND MARKETS INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	Front office employees in Global Banking and Markets, including the Group Head
How we determine the award	The amount of the award depends on the individual’s performance, Global Banking and Markets’ performance, the performance of the business unit, and compensation for the role based on our compensation comparator group (see page 54)
Performance factors

The incentive pool funding considers the following:

•    Global Banking and Markets’ net income before taxes and incentive payments

•   a funding range based on the percentage of profits that comparator companies in the market are generally allocating to their incentive pools

•   senior management’s assessment of the sustainability of each business unit’s performance

•    the overall performance of the bank using the corporate financial metrics in the annual incentive plan, which may affect up to 10% of the Global Banking and Markets’ annual incentive pool

Risk adjustments	The Chief Risk Officer reviews the bonus pool to determine whether additional adjustments for risk are appropriate, and makes recommendations to the committee. The committee recommends the bonus pool to the board for approval
Payout	A combination of cash and deferred compensation, depending on level:

	Cash	Deferred	Form of deferred compensation
Group Head	40%	60%	PSUs (80%) Stock options (20%)
Senior leaders	50%	50%	PSUs
Managing directors	60% – 70%	30% – 40%	PSUs

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 58 and 84 for details)

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EXECUTIVE COMPENSATION

5. 2015 Compensation decisions

2015 TOTAL DIRECT COMPENSATION

		Variable compensation			2015
		Annual incentive	Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)
Brian Porter	1,000,000	1,780,000	5,200,000	1,300,000	9,280,000	89%	79%
Sean McGuckin	500,000	710,000	1,440,000	360,000	3,010,000	83%	72%
Michael Durland	600,000	2,360,000	2,832,000	708,000	6,500,000	91%	60%
Dieter Jentsch	600,000	1,070,000	2,064,000	516,000	4,250,000	86%	71%
James O’Sullivan	500,000	770,000	1,280,000	320,000	2,870,000	83%	68%

Please see the executive profiles beginning on page 71 for a detailed discussion of each named executive’s compensation for the year.

Base salaries for Mr. Durland and Mr. Jentsch were increased in 2015 in line with their expanded accountabilities, and the base salary for Mr. O’Sullivan was increased due to his promotion. Base salaries for the other named executives did not change.

Annual incentive awards are based on the business performance factor and on individual performance. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options) is awarded based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their target compensation. (See pages 65 and 66 for details.)

•

The PSUs will vest on November 30, 2018. The amount the executives receive depends on how many units actually vest, and our share prices. The number of units that vest will be determined by the performance factor, which will be calculated based on our absolute return on equity versus an annual target and relative total shareholder return over the three-year period. Vested units are paid out in cash.

•

The stock options will vest in December of 2018 and 2019, and expire in 2025. Executives will be able to exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2015 ANNUAL INCENTIVE AWARD

We use three steps to calculate the all-bank business performance factor for the annual incentive: a factor based on financial and non-financial metrics, an adjustment based on relative financial performance, and a final adjustment by the board for risk and other considerations. You will find a detailed discussion about this process, why we use these metrics and how they are linked to our strategy on page 53.

The formulas on the following pages show you that the all-bank performance factor this year is 99. This is down from 113 last year for several reasons:

•

we met or exceeded two of our corporate performance metrics (earnings per share and customer loyalty), however, we were slightly below target for our other two metrics (return on equity and operating leverage). This resulted in a lower factor compared to 2014 when we exceeded target for all of our corporate performance metrics. Our return on equity objective is lower than last year because average regulatory capital levels were higher, and the earnings growth outlook for 2015 was lower due mainly to a more moderate economic outlook. See page 14 of our 2015 annual report for a discussion of our results compared to 2014.

•

our overall financial performance relative to our peers was average, so there was no adjustment up or down. The comparison was conducted using the adjusted earnings as disclosed by our peers at the end of the third quarter.

•

there was also no negative adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans to determine if any further risk adjustment was required (see page 57 for more about this process), and concluded that the bank had operated within its risk appetite so no adjustment was required.

Management proxy circular	67

Return on equity 93 x 30% + Earnings per share 106 x 40% + Operating leverage 95 X 20% + Customer loyalty 100 X 10% = Business performance factor based on financial and non-financial metrics 99

+/- Relative performance metric 0 = Adjusted business performance factor 99

- Risk adjustment 0 = Business performance factor 99

1. Performance against financial and non-financial metrics

Rating scale	performance factor 50	performance factor 100	performance factor 150	actual
Return on equity	13.3%	14.8%	16.3%	14.6%	▶	93
Earnings per share	$5.36	$5.64	$5.92	$5.67	▶	106
Operating leverage	-5.2%	-0.2%	4.8%	-0.7%	▶	95
Customer loyalty	50.5	51.2-52.2	52.9	51.9	▶	100

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. Return on equity and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 86).

2. Adjust based on relative financial performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	actual
Relative performance metric Our performance compared to the banks in our performance comparator group as of the third quarter in fiscal 2015 (see page 54).	all four metrics significantly less positive than peers	performance in line with peers	all four metrics significantly more positive than peers	Performance relative to peers based on adjusted earnings they have disclosed: net income growth: 4th EPS growth: 3rd operating leverage: 2nd revenue growth: 5th	▶	0

3. Final adjustments by the board

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EXECUTIVE COMPENSATION

Absolute performance factor Three-year average return on equity 109 X 50% + Relative performance factor Three-year relative TSR 50 X 50% = Performance factor 80

PAYOUT OF 2012 PSU AWARDS

PSUs awarded to the named executives in 2012 vested on November 30, 2015 (the end of the three-year PSU performance period). The table below shows how we calculated the payouts, which were made in December 2015.

The 2015 PSU performance factor is below target at 80 because our relative performance reduced the impact of our absolute performance, reducing the number of PSUs that vested for payout (see below for details).

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on December 2, 2015, the day before the first day of our insider trading window following the vesting date.

The difference between the grant value and payout value highlights the link between pay and performance, and aligns with the experience of our shareholders because it represents the growth in share price over the period and includes the impact of dividends paid on our common shares.

	Number of PSUs granted in 2012		Number of dividend equivalents received		Total PSUs	Performance factor %				Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2012) ($)	Difference between grant value and payout value
Brian Porter	29,342	+	3,751	=	33,092	x	80		x	60.55	=	1,602,997	1,600,000	0%
Sean McGuckin	9,169	+	1,172	=	10,341	x	80		x	60.55	=	500,937	500,000	0%
Michael Durland	42,362	+	5,415	=	47,777	x	80		x	60.55	=	2,314,327	2,310,000	0%
Dieter Jentsch	13,754	+	1,758	=	15,512	x	80		x	60.55	=	751,405	750,000	0%
James O’Sullivan	3,759	+	481	=	4,240	x	90	[1]	x	60.55	=	231,057	205,000	13%

1.	Mr. O’Sullivan’s performance factor is slightly higher because his PSUs were granted when he was a senior vice-president, which has a different performance range.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year return on equity targets, and relative performance (our total shareholder return compared to our performance comparator group over the three-year period). You will find more information about why we use these metrics and how they are linked to our strategy on page 53.

Management proxy circular	69

Absolute performance factor

Our three-year average return on equity is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. Return on equity is assessed each year against annual targets, which are in line with the expected earnings target which forms part of the annual incentive plan.

	performance factor 0	performance factor 50	performance factor 100	performance factor 150	actual factor			Absolute performance factor (3-year average)
2013	8.0%	14.3%	15.9%	17.5%	16.4%	▶	116	109
2014	7.8%	14.0%	15.5%	17.1%	16.1%	▶	119
2015	7.4%	13.3%	14.8%	16.3%	14.6%	▶	93

The return on equity objective has declined over the three years mainly because of the significant increase in required regulatory capital – our Common Equity Tier 1 ratio is much higher than it was three years ago.

Relative performance factor

Our relative total shareholder return is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group (see page 54).

	performance factor 50 (25th percentile	)	performance factor 100 (50th percentile	)	performance factor 150 (75th percentile	)	actual	Relative performance factor
Three-year total shareholder return (annualized)	13.3%		13.4%		24.7%		8.4%	50

The committee reviewed these results and discussed whether a further downward discretionary adjustment was warranted. The committee considered the bank’s significant progress on its strategic priorities, the strong performance of our Canadian and International Banking units, as well as the challenges posed by significant macroeconomic headwinds. After discussion and deliberation, the committee recommended no additional downward adjustment to the performance factor.

70	Scotiabank

EXECUTIVE COMPENSATION

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter is President and CEO of Scotiabank. He was appointed President in November 2012, and elected to the board of directors in April 2013. He assumed the role of CEO on November 1, 2013.

As President and CEO, Mr. Porter is responsible for defining, communicating and implementing strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and return, and meet the needs of the bank’s other key stakeholders: employees, customers and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2015 Performance

In his second year as President and CEO of Scotiabank, Mr. Porter continued to demonstrate his strong commitment to shaping and executing the bank’s long-term strategy. Under his leadership, the organization made significant progress in advancing our focus priorities: being more focused on our customers; enhancing our leadership depth, diversity and deployment; and better serving our customers while reducing structural costs.

The board agreed on a number of performance commitments at the beginning of the year. This year Mr. Porter:

•	further sharpened the bank’s focus on Latin America through the acquisitions of retail and commercial banking operations in Peru, Costa Rica, Panama and Uruguay
•	closed and exited non-core markets and operations in Russia, Turkey and Egypt and de-risked the bank’s trade finance and correspondent banking business in Asia
•

continued to build greater depth and diversity in the bank’s leadership pipeline, including launching an Executive Development Program delivered to our Top 50 leaders, improving the successor ratio for jobs at the vice president level and above to over 2:1, and increasing the proportion of women at the vice president level and above to 28%

•	reinforced the bank’s commitment to drive culture change, and launched enterprise-wide efforts aimed at becoming a more customer-focused and performance oriented organization
•

focused the organization on significantly raising the targeted level of cost savings, accelerating the delivery of those savings, and building the bank’s capability to sustain a “low cost by design” approach going forward

•

continued to re-shape and streamline our leadership team, including seven appointments at the executive vice president level and above, and restructuring the vice president and above population across the bank to align roles with enhanced responsibilities and accountabilities, and increase organizational leverage

•

committed to a multi-year digital transformation strategy, and appointed two new co-heads of information technology to lead this effort. A significant milestone in this journey was reached with the announcement of the Digital Factory, which will serve as a hub to re-imagine the customer experience, promote innovation and help accelerate our speed to market.

Highlights of our reported financial results are presented below:

	2015	2014	Change
Total revenue	$24,049 million	$23,604 million	+1.9%
Net income after tax	$7,213 million	$7,298 million	-1.2%
Return on equity	14.6%	16.1%	- 150 basis points
Diluted earnings per share	$5.67	$5.66	0%

Adjusting for notable items in 2014, net income grew by 3.2% and diluted earnings per share increased by 4.8%. Our return on equity results were lower in 2015, reflecting higher average regulatory capital levels and lower earnings growth.

2015 Compensation

	2015		2014

	Actual	Target	Actual
Base salary	$1,000,000	$1,000,000	$1,000,000
Annual incentive award	$1,780,000	$1,500,000	$2,370,000
Mid-term incentive award – 80% PSUs	$5,200,000	$4,550,000	$3,850,000
Long-term incentive award – 20% stock options	$1,300,000	$1,950,000	$1,650,000
= Deferred compensation	$6,500,000	$6,500,000	$5,500,000
Total direct compensation	$9,280,000	$9,000,000	$8,870,000

Mr. Porter’s total direct compensation in 2015 is 5% higher than 2014 and 3% above his 2015 target compensation. The increase in total compensation is due to the increase in his equity target and award reflecting his experience in the role, as well as his performance, as noted above.

Management proxy circular	71

Annual incentive

Mr. Porter’s annual incentive award was 25% lower than his award in 2014 due primarily to the all bank performance factor of 99 compared to 113 in 2014 (see page 68). Balancing this, Mr. Porter’s individual performance was strong as he continued to execute well on his performance commitments and the bank’s strategic priorities, as described above.

Deferred compensation

Mr. Porter’s deferred compensation was 18% higher than 2014. The board approved an increase to Mr. Porter’s equity target for his second year as President and CEO. As a result of his strong execution of his performance commitments, and his strong leadership in helping achieve the bank’s strategic goals, he was awarded 100% of his target award in 2015. In 2015, 79% of his variable compensation was deferred, an increase from 70% deferred last year.

Share ownership (as at October 31, 2015)

Values are based on $61.49, the closing price of our common shares on the TSX on October 31, 2015.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$5,955,514	$948,431	$8,673,516	$15,577,461	16x	yes

CEO compensation awarded vs. realizable and realized pay

The table below compares the compensation awarded to our CEO over the past five years (Richard Waugh from 2011 to 2013 and Brian Porter from 2014 to 2015) and the value realized or realizable as at December 31, 2015.

We also compare the compensation values to the value earned by shareholders, indexed at $100 to show a meaningful comparison.

Overall, the value that shareholders have received over the last five years has exceeded the CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash annual incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

	Compensation awarded[1] ($ millions)	Compensation realized and realizable as at December 31, 2015 ($ millions)	Period	Value of $100
				Waugh/Porter[2]	Shareholder[3]
2011	10.6	10.6	Oct 31, 2010 to Dec 31, 2015	99	127
2012	11.1	7.1	Oct 31, 2011 to Dec 31, 2015	64	127
2013	11.1	7.5	Oct 31, 2012 to Dec 31, 2015	67	118
2014	8.9	6.6	Oct 31, 2013 to Dec 31, 2015	75	97
2015	9.3	7.6	Oct 31, 2014 to Dec 31, 2015	82	86
			Average	77	111
1.	Includes salary received during the year and variable compensation awarded at year-end for performance during the year.

2.	The compensation realized or realizable by Mr. Waugh or Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	The cumulative value of a $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

72	Scotiabank

EXECUTIVE COMPENSATION

SEAN D. MCGUCKIN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Sean D. McGuckin, CPA, CA Mississauga, Ontario, Canada

Sean McGuckin oversees the Finance Department, including Investor Relations, Taxation and Strategic Sourcing, and is also responsible for our Group Treasury, Corporate Insurance and Economics departments. While Mr. McGuckin has been Chief Financial Officer since 2012, he was recently appointed to Group Head and Chief Financial Officer on December 1, 2015.

Mr. McGuckin is responsible for ensuring financial strategies are developed and integrated across the organization, and partners with the executive team to develop enterprise-wide strategies to support the bank’s goal of delivering strong, consistent and predictable earnings to our shareholders over the long term. He is also accountable for establishing and directing the bank’s capital management processes, providing financial management and treasury oversight and oversight of operational functions within Finance.

2015 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. McGuckin’s leadership in the following notable ways:

•	continued focus on building sustained productivity improvements and executed on initiatives to reduce structural costs
•	designed and implemented a new enterprise planning tool providing more robust financial modeling and sensitivity analysis
•

promoted cultural shifts to a greater customer focus and performance orientation in the administrative groups he oversees by streamlining approval processes around customer initiatives, and by deploying additional metrics to assess business performance

•

contributed to the achievement of the bank’s strategy by providing support to several key acquisitions and partnerships, including Cencosud S.A.’s Chilean financial services business, and Citibank’s consumer and commercial operations in Peru, Costa Rica, and Panama.

2015 Compensation

	2015	2014
Base salary	$500,000	$500,000
Annual incentive award	$710,000	$630,000
Mid-term incentive award – 80% PSUs	$1,440,000	$1,169,000
Long-term incentive award – 20% stock options	$360,000	$501,000
= Deferred compensation	$1,800,000	$1,670,000
Total direct compensation	$3,010,000	$2,800,000

Mr. McGuckin’s total compensation in 2015 is 8% higher than 2014. This reflects an increase in his target compensation to align with both the size of his role and the external market as he becomes seasoned in his role, as well as his strong individual performance.
Annual incentive

Mr. McGuckin’s annual incentive award was 13% higher than last year’s award due to:

•	the increase in his individual target incentive to align with market and size of role
•	his strong individual contribution and the achievement of his annual goals, as described above, partly offset by the lower all-bank performance factor of 99 compared to 113 in 2014 (see page 68).

Deferred compensation

Mr. McGuckin’s deferred compensation was 8% higher than 2014. The award was based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 72% of his variable compensation was deferred. In addition, Mr. McGuckin voluntarily elected to defer 50% of his annual incentive award as DSUs, increasing his deferred portion to 86% of his variable compensation.

Salary for 2016

Mr. McGuckin’s salary was increased to $550,000 for fiscal year 2016 in recognition of his promotion to Group Head and Chief Financial Officer.

Share ownership (as at October 31, 2015)

Values are based on $61.49, the closing price of our common shares on the TSX on October 31, 2015.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$2,671,099	$1,720,437	$2,609,811	$7,001,347	14x	yes

Management proxy circular	73

J. MICHAEL DURLAND, GROUP HEAD and CHIEF EXECUTIVE OFFICER, GLOBAL BANKING AND MARKETS

J. Michael Durland

Michael Durland is Group Head and CEO, Global Banking and Markets. He was appointed Co-CEO in
2008 with specific responsibility for the global capital markets business, and assumed full responsibility for the business line on May 1, 2014. His role was further expanded on November 1, 2014 to include
Global Transaction Banking.

Mr. Durland is responsible for defining and implementing the strategic direction, goals and values for
Global Banking and Markets in line with the bank’s strategy. This includes optimizing business opportunities, managing risk and maximizing shareholder value globally for the bank’s wholesale financial services operations.

2015 Performance

The reported financial results of Global Banking and Markets are presented below:

Toronto, Ontario, Canada		2015	2014	Change
	Total revenue	$4,024 million	$4,231 million	-5%
	Net income	$1,553 million	$1,670 million	-7%
	Return on economic equity	25.1%	28.0%	-290 bps

Global Banking and Markets’ performance was below expectations as net income, after adjusting for notable items in 2014, declined by 8% from 2014. Lower revenues in investment banking, Asia lending and precious metals were only partly offset by growth in other businesses. While expenses were lower, they were offset by higher provisions for credit losses.

Global Banking and Markets achieved the following strategic objectives under Mr. Durland’s leadership:

•	executed the bank’s strategy to build a profitable wholesale banking business in Latin America
•	completed the re-organization of Global Banking and Markets’ businesses, notably corporate banking and fixed income and commodities
•

delivered strong customer experience across several key business lines as Global Banking and Markets ranked #1 Wholesale and Commercial Brand in Canada (The Banker/Brand Finance), named Best Foreign Exchange Provider, Investment Bank and Trade Bank in Canada (Globe Finance), and ranked #1 overall in equity research in Canada (Thomson Reuters).

2015 Compensation

	2015	2014
Base salary	$600,000	$550,000
Annual incentive award
cash (40%)	$2,360,000	$2,980,000
deferred (60%): PSUs	$2,832,000	$3,129,000
Stock options	$708,000	$1,341,000
Total direct compensation	$6,500,000	$8,000,000

Mr. Durland’s total compensation for 2015 is 19% lower than it was in 2014, reflecting Global Banking and Markets’ performance, as described above.

Incentive award

Mr. Durland participates in the Global Banking and Markets Incentive Plan (see page 66), which he is required to take as 40% cash, 48% PSUs and 12% stock options. His award was 21% lower than last year’s award due to the lower performance of Global Banking and Markets.

Share ownership (as at October 31, 2015)

Values are based on $61.49, the closing price of our common shares on the TSX on October 31, 2015.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,295,618	$0	$8,499,686	$11,795,304	20x	yes

74	Scotiabank

EXECUTIVE COMPENSATION

DIETER JENTSCH, GROUP HEAD, INTERNATIONAL BANKING

Dieter Jentsch is Group Head, International Banking. He oversees all of International Banking’s retail, small business, commercial banking, wealth management and insurance operations and was appointed to this position on November 1, 2012. His role was expanded on November 1, 2014 when the wealth and insurance businesses were integrated into Canadian and International Banking.

Mr. Jentsch joined Scotiabank in 1983, and has held a number of progressively senior positions including leadership roles in Canadian Commercial Banking, Domestic Branch Banking and Wealth Management. Most recently, he served as Executive Vice President, Latin America.

2015 Performance

The reported financial results of International Banking are presented below:

Dieter Jentsch Toronto, Ontario, Canada		2015	2014	Change
	Total revenue	$8,843 million	$8,100 million	9%
	Net income	$2,052 million	$1,842 million	11%
	Return on economic equity	12.8%	12.8%	0 bps

International Banking performed very well in 2015. International Banking benefited from strong asset growth in Latin America, higher fees and contributions from associated corporations and the positive impact of foreign currency translation. These results were partly offset by margin compression, lower securities gains and higher provision for credit losses.

International Banking made strong progress toward achieving its strategic objectives under Mr. Jenstch’s leadership:

•	improved our leadership bench strength and diversity within International Banking
•	increased scale, market share and primary customer relationships in our key markets of Chile, Mexico, Peru and Colombia
•	completed the acquisition of Cencosud’s credit card and consumer load operations in Chile, including 2.5 million credit cards and close to US$1 billion in outstanding balances
•	acquired Citibank’s retail and commercial banking operations in Peru, Panama and Costa Rica (the latter is subject to regulatory approval).

2015 Compensation

	2015	2014
Base salary	$600,000	$550,000
Annual incentive award	$1,070,000	$710,000
Mid-term incentive award – 80% PSUs	$2,064,000	$1,393,000
Long-term incentive award – 20% stock options	$516,000	$597,000
= Deferred compensation	$2,580,000	$1,990,000
Total direct compensation	$4,250,000	$3,250,000

Mr. Jentsch’s total compensation in 2015 is 31% higher than 2014. This increase is the result of his expanded role inclusive of the bank’s international wealth management and insurance operations, his strong individual performance, as well as the solid performance of International Banking.

Annual incentive

Mr. Jentsch’s annual incentive award was 51% higher than last year’s award due to:

•	the increase in his individual target incentive to align with his expanded accountabilities and market
•	his strong individual contribution and the achievement of his annual goals, as described above, partly offset by the lower all-bank performance factor of 99 compared to 113 in 2014 (see page 68).

Deferred compensation

Mr. Jentsch’s deferred compensation was 30% higher than 2014. The award was based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 71% of his variable compensation was deferred.

Share ownership (as at October 31, 2015)

Values are based on $61.49, the closing price of our common shares on the TSX on October 31, 2015.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,234,729	$0	$3,258,246	$6,492,975	11x	yes

Management proxy circular	75

JAMES P. O’SULLIVAN, GROUP HEAD, CANADIAN BANKING

James O’Sullivan Toronto, Ontario, Canada

James O’Sullivan is Group Head, Canadian Banking and is responsible for all retail, small business, commercial banking, wealth management and insurance operations in Canada, as well as the bank’s administrative function of shared services. He was appointed to this position on June 19, 2015.

Mr. O’Sullivan joined Scotiabank in 1990, and has held senior leadership roles in Investment Banking, Mergers & Acquisitions, Finance and Asset Management. Most recently, he served as Executive Vice President, Global Wealth Management.

2015 Performance

The reported financial results of Canadian Banking are presented below:

		2015	2014	Change
	Total revenue	$11,247 million	$11,259 million	0%
	Net income	$3,344 million	$3,684 million	-9%
	Return on economic equity	29.7%	29.6%	10 bps

Canadian Banking performed very well in 2015. Adjusting for notable items in 2014, net income grew by $307 million or 10%. This was a result of solid growth in assets and deposits and a widening margin driven mainly from credit cards, mortgages and credit lines, as well as higher non-interest income. These results were partly offset by higher provisions for credit losses and non-interest expenses.

Canadian Banking made solid progress toward achieving its strategic objectives under Mr. O’Sullivan’s leadership:

•	launched our new global “Scotia Wealth Management” brand, introducing one unified voice and one focused approach to serving clients
•	continued the launch of wealth advisor teams across Canada, and Dynamic Funds strengthened its leadership position in fee-based investing
•	continued executing on our commercial banking strategy and growing footprint, as evidenced by increased market share gains and double digit growth in net income, loans, and deposits
•

delivered strong customer experience across our businesses and channels as Canadian Banking was tied for 1st place in 8 of 13 Ipsos Best Banking Awards among the big five banks, and Tangerine ranked 1st in customer satisfaction among mid-sized banks in Canada (J.D. Power)

2015 Compensation

	2015	2014
Base salary[1]	$500,000	$325,000
Annual incentive award	$770,000	$375,000
Mid-term incentive award – 80% PSUs	$1,280,000	$525,000
Long-term incentive award – 20% stock options	$320,000	$225,000
= Deferred compensation	$1,600,000	$750,000
Total direct compensation	$2,870,000	$1,450,000

1.  Represents Mr. O’Sullivan’s annualized base salary effective with his appointment as Group Head on June 19, 2015.

Mr. O’Sullivan’s total compensation in 2015 is 98% higher than 2014. This increase is the result of his promotion to Group Head, Canadian Banking, his individual performance, as well as the strong performance of Canadian Banking.

Annual incentive

Mr. O’Sullivan’s annual incentive award was 105% higher than last year’s award due to:

•	his promotion to Group Head resulting in an increase in his individual target incentive to align with market and size of role
•	his strong individual contribution and the achievement of his annual goals, as described above, partly offset by the lower all-bank performance factor of 99 as compared to 113 in 2014 (see page 68).

Deferred compensation

Mr. O’Sullivan’s deferred compensation was 113% higher than 2014. The award was based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 68% of his variable compensation was deferred.

Salary for 2016

Mr. O’Sullivan’s salary was increased to $600,000 effective November 1, 2015 as a result of his continued growth in his role as Group Head, Canadian Banking and in recognition of his strong performance.

Share ownership (as at October 31, 2015)

Values are based on $61.49, the closing price of our common shares on the TSX on October 31, 2015.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,376,144	$0	$1,054,467	$4,430,611	9x	yes

76	Scotiabank

EXECUTIVE COMPENSATION

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our peer
group, the Canadian stock market and total compensation
awarded to our named executives for the past five years
ending October 31, 2015. The total compensation awarded to
our named executives gradually increased over the first three years in line with increased shareholder returns. The aggregate amount decreased in 2014 and 2015 due to lower overall
bank performance as well as changes in the named executives.

For comparison purposes, TSR assumes:

•    $100 was invested in Scotiabank common shares on
November 1, 2010 and dividends were reinvested over the
five-year period
•    $100 was also invested for each company in our peer
group and dividends were also reinvested over the same
period (the graph shows the peer group median)
•    $100 was invested in the S&P/TSX Composite Index on the
same date and dividends were also reinvested.

Our peer group includes Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Power Financial Corporation (see page 54 for more information about our performance comparator group).

We have indexed total compensation to $100 for comparison purposes. It includes base salary, the annual incentive plus the grant value of PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

Index (2010=100)	2010	2011	2012	2013	2014	2015
Scotiabank TSR	100	100	107	130	148	137
Peer group median TSR	100	100	108	144	170	168
S&P/TSX Composite	100	99	104	115	129	123
Total compensation paid to our named executives	100	99	104	112	93	92

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income after tax for each of the last five years:

•

total compensation includes salary, annual incentive, the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the summary compensation table (the 2013 figure only includes the total compensation for the top five named executives for comparison purposes although six named executives were disclosed for that fiscal year).

•	net income after tax is net income reported in the consolidated statement of income for each of the last five fiscal years.
•	cost of management in 2015 was flat compared to 2014 and lower than prior years.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2015	28.1	7,213	0.39%
2014	28.5	7,298	0.39%
2013	34.1	6,610	0.52%
2012	32.6	6,390	0.51%
2011	30.7	5,330	0.58%

Management proxy circular	77

2015 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2015 compensation review, rather than awards granted at the outset of fiscal 2015 from the 2014 compensation review. We do not offer long-term, non-equity incentive compensation to our named executives.

Named executive	Year	Fiscal salary ($)	Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)
Brian J. Porter	2015	1,000,000	5,200,000	1,300,000	1,780,000	1,626,000	1,196	10,907,196
President and Chief Executive Officer[1]	2014	1,000,000	3,850,000	1,650,000	2,370,000	1,385,000	1,242	10,256,242
	2013	800,000	3,000,000	2,000,000	1,250,000	(149,000)	1,242	6,902,242
Sean D. McGuckin	2015	500,000	1,440,000	360,000	710,000	103,000	1,196	3,114,196
Group Head and Chief Financial Officer[2]	2014	500,000	1,169,000	501,000	630,000	83,000	1,242	2,884,242
	2013	400,000	870,000	580,000	600,000	84,000	1,242	2,535,242
J. Michael Durland	2015	600,000	2,832,000	708,000	2,360,000	–	–	6,500,000
Group Head and Chief Executive	2014	550,000	3,129,000	1,341,000	2,980,000	–	–	8,000,000
Officer, Global Banking and Markets[3]	2013	550,000	2,601,000	1,734,000	2,890,000	–	–	7,775,000
Dieter Jentsch	2015	600,000	2,064,000	516,000	1,070,000	165,000	1,196	4,416,196
Group Head, International Banking	2014	550,000	1,393,000	597,000	710,000	136,000	1,242	3,387,242
	2013	550,000	990,000	660,000	800,000	135,000	1,242	3,136,242
James P. O’Sullivan	2015	425,848	1,280,000	320,000	770,000	366,000	1,196	3,163,026
Group Head, Canadian Banking[4]	2014	325,000	525,000	225,000	375,000	88,000	36,242	1,574,242

1.	Mr. Porter became President and Chief Executive Officer on November 1, 2013. Before November 1, 2013 Mr. Porter was President.

2.	Mr. McGuckin became Group Head and Chief Financial Officer on December 1, 2015. Before December 1, 2015, Mr. McGuckin was Executive Vice-President and Chief Financial Officer.

3.	Mr. Durland became Group Head and CEO, Global Banking and Markets on May 1, 2014. Before May 1, 2014, Mr. Durland was Group Head and Co-CEO Global Banking and Markets.

4.	Mr. O’Sullivan became Group Head, Canadian Banking on June 19, 2015. Before June 19, 2015, Mr. O’Sullivan was Executive Vice-President, Global Wealth Management (effective November 1, 2014) and Executive Vice-President, Global Asset Management (effective November 1, 2013).

5.	For compensation purposes, we value PSU awards using the 20 trading-day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting (see page 66 for details).

	Grant date	Grant date fair value	Accounting fair value
2015	December 3, 2015	$60.55	$59.19
2014	December 8, 2014	$69.14	$65.07
2013	December 9, 2013	$65.18	$64.21

6.	We use the Black-Scholes model to value stock option awards.

Compensation fair value is different than the accounting fair value disclosed in our financial statements because different assumptions are used.

We estimate the fair value of option awards on the grant date using the following assumptions, which result in less dilution than the accounting assumptions:

	Term	Share price volatility	Dividend yield	Risk free rate
2015	10 years	23.0%	3.80%	1.57%
2014	10 years	23.0%	3.68%	2.07%
2013	10 years	23.2%	3.59%	2.46%

The assumptions used to calculate the accounting fair value of the option awards are different in two ways:

•	we used an expected life of 6.65 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of the 2015 stock option awards is approximately 40% less than the compensation value shown in the summary compensation table, 30% less for 2014 and 20% less for 2013. As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2015	December 3	$60.67	14.5%	8.7%
2014	December 8	$68.32	16.0%	11.2%
2013	December 9	$63.98	17.5%	13.8%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives. Mr. McGuckin chose to defer a percentage of his annual incentive and receive DSUs instead of cash (see page 64 and 73 for details).

8.	Pension value is the compensatory change described on page 83. The decrease in net pension value for Mr. Porter in 2013 was a result of freezing his prior retirement arrangement as of October 31, 2013.

9.	All other compensation includes perquisites and other taxable benefits. In 2015 these amounts total less than $50,000 and 10% of the salary of each named executive and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. McGuckin, and Mr. Jentsch in all years and Mr. O’Sullivan in 2015 are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits. The amount shown for Mr. O’Sullivan in 2014 represents his annual perquisite allowance – which in aggregate was greater than 10% of his total salary – as well as Scotiabank’s contribution to ESOP.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

78	Scotiabank

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2015:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2015 ($61.49) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2015 equals the closing price of our common shares on October 31, 2015, ($61.49) multiplied by the number of units outstanding. This table values the PSUs using the performance at target (factor of 100%), however, the number of PSUs that may vest can range from 0% to 150% of target. The 2012 PSUs vested on November 30, 2015 and details on the valuation and performance factors for these awards are set out on page 69.

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant Date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]
Brian Porter	12/13/06	70,268	52.00	12/13/16	666,843
	12/11/07	83,224	52.57	12/11/17	742,358
	12/06/10	102,720	55.63	12/06/20	601,939	12/18/09	DSU			15,424	948,431
	12/05/11	125,176	49.93	12/05/21	1,447,035
	12/10/12	164,352	55.63	12/10/22	963,103	12/10/12	PSU	33,092	2,034,853
	12/09/13	178,628	63.98	12/09/23	–	12/09/13	PSU	49,875	3,066,817
	12/08/14	150,944	68.32	12/08/24	–	12/08/14	PSU	58,088	3,571,846
Total		875,312			4,421,278			141,056	8,673,516	15,424	948,431
Sean McGuckin						12/16/05	DSU			4,841	297,684
	12/13/06	7,396	52.00	12/13/16	70,188	12/22/06	DSU			6,147	377,950
	12/11/07	7,924	52.57	12/11/17	70,682	12/19/07	DSU			5,832	358,640
	12/05/08	15,492	33.89	12/05/18	427,579	12/19/08	DSU			4,015	246,890
	12/11/09	16,232	47.75	12/11/19	223,028	12/18/09	DSU			7,144	439,273
	12/06/10	15,836	55.63	12/06/20	92,799
	12/05/11	23,832	49.93	12/05/21	275,498
	12/10/12	51,360	55.63	12/10/22	300,970	12/10/12	PSU	10,341	635,892
	12/09/13	51,800	63.98	12/09/23	–	12/09/13	PSU	14,464	889,377
	12/08/14	45,832	68.32	12/08/24	–	12/08/14	PSU	17,638	1,084,542
Total		235,704			1,460,743			42,443	2,609,811	27,979	1,720,437
Michael Durland	12/05/08	221,304	33.89	12/05/18	6,107,990
	12/11/09	209,424	47.75	12/11/19	2,877,486
	12/06/10	191,316	55.63	12/06/20	1,121,112
	12/05/11	215,300	49.93	12/05/21	2,488,868
	12/10/12	237,284	55.63	12/10/22	1,390,484	12/10/12	PSU	47,777	2,937,819
	12/09/13	154,868	63.98	12/09/23	–	12/09/13	PSU	43,242	2,658,930
	12/08/14	122,676	68.32	12/08/24	–	12/08/14	PSU	47,210	2,902,937
Total		1,352,172			13,985,940			138,229	8,499,686	–	–
Dieter Jentsch	12/11/07	34,876	52.57	12/11/17	311,094
	12/11/09	52,356	47.75	12/11/19	719,371
	12/06/10	43,656	55.63	12/06/20	255,824
	12/05/11	56,080	49.93	12/05/21	648,285
	12/10/12	77,040	55.63	12/10/22	451,454	12/10/12	PSU	15,512	953,837
	12/09/13	58,948	63.98	12/09/23	–	12/09/13	PSU	16,459	1,012,049
	12/08/14	54,614	68.32	12/08/24	–	12/08/14	PSU	21,017	1,292,359
Total		377,570			2,386,029			52,988	3,258,246	–	–
James O’Sullivan	12/11/09	10,472	47.75	12/11/19	143,885
	12/06/10	8,560	55.63	12/06/20	50,162
	12/05/11	10,016	49.93	12/05/21	115,785
	12/10/12	10,272	55.63	12/10/22	60,194	12/10/12	PSU	4,240	260,716
	12/09/13	17,864	63.98	12/09/23	–	12/09/13	PSU	4,988	306,682
	12/08/14	20,584	68.32	12/08/24	–	12/08/14	PSU	7,921	487,070
Total		77,768			370,026			17,149	1,054,467	–	–

1.	These named executives chose to receive a percentage of their short-term incentive as DSUs. All of these DSUs have vested.

Management proxy circular	79

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2015 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2015
•	the annual incentive compensation awards earned for 2015

Name	Option-based awards – Value Vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	1,191,537	1,723,593	1,780,000
Sean McGuckin	265,796	650,550	710,000
Michael Durland	1,938,531	2,964,581	2,360,000
Dieter Jentsch	527,423	772,170	1,070,000
James O’Sullivan	91,389	531,332	770,000

Option-based awards include the total value of stock options that vested during fiscal 2015 (25% of the options granted on each of the dates shown in the table below). The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 6, 2010	$55.63	December 6, 2014	$66.20	(Closing price from previous business day.)
December 5, 2011	$49.93	December 5, 2014	$66.20
December 10, 2012	$55.63	December 10, 2014	$64.11
December 9, 2013	$63.98	December 9, 2014	$65.38

Share-based awards include the value of PSUs that vested during fiscal 2015, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days ending on the vesting date).

Vesting date	Performance factor	Vesting price
December 5, 2014	89%	$69.14

See pages 62 to 63 of our 2015 circular for information about how we calculated last year’s PSU performance factor.

Options exercised during fiscal 2015 (voluntary disclosure)

Name	Grant date	Number of options	Exercise price	Realized value
Brian Porter	12/11/2009	111,656	$47.75	$1,922,275
Sean McGuckin	12/2/2005	6,744	$46.02	$114,439
James O’Sullivan	12/5/2008	7,376	$33.89	$230,500

Securities authorized for issuance under equity compensation plans as at October 31, 2015

Shareholders must approve all of our stock option plans.

Other important things to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired HollisWealth Inc. (formerly DundeeWealth) on February 1, 2011, HollisWealth stock options were converted to 1,293,308 options based on the price of our common shares on February 1, 2011. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under the HollisWealth equity compensation plans.

•

The HollisWealth share bonus plans allowed their common shares to be issued from treasury or purchased in the market. Bonus shares under these plans were converted to Scotiabank common shares to be issued from treasury. We will not be issuing new bonus shares under the HollisWealth equity compensation plans.

80	Scotiabank

EXECUTIVE COMPENSATION

As at October 31, 2015	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	22,654,891		1.88%	$53.17		11,136,883		0.93%	33,791,774	2.81%
HollisWealth[1] Stock Option Plan	301,950		0.03%	$55.21		180,606		0.02%	482,556	0.04%
Total Stock Option Plan	22,956,841	[2]	1.91%	$53.19	[3]	11,317,489	[4]	0.94%	34,274,330	2.85%
HollisWealth[1] Share Bonus Plan	3,766		0.00%	n/a		–		0.00%	3,766	0.00%

1.	Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc.
2.	23,309,208 as at February 9, 2016.
3.	$53.80 as at February 9, 2016.
4.	10,078,357 as at February 9, 2016.

See Note 26 to our 2015 consolidated financial statements for more information.

About dilution, overhang and burn rate

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issue under the stock option plan.

The table below shows the key details about the stock option plan and the director stock option plan (which is no longer active), but does not include HollisWealth stock options.

The human resources committee and the board have been reviewing our use of stock options in our compensation program and how we align with the market. Over the last few years the committee has adjusted the allocation of mid- and long-term incentives to better align with market practice, resulting in a substantial reduction in the weighting of stock options.

These changes have had a marked effect on our burn rate, reducing it from 0.33% in 2013 to 0.27% in 2014 and 0.13% in 2015.

	2015	2014	2013
Dilution
Total number of options outstanding divided by total number of common shares outstanding	1.9%	1.9%	1.9%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	2.8%	2.9%	3.2%
Burn rate
Total number of options issued in a fiscal year divided by total number of common shares outstanding	0.13%	0.27%	0.33%

About the stock option plan

Stock options granted before December 2009 may include a tandem SAR feature, which gives the grant holder the choice of either:

•	exercising the option by purchasing Scotiabank common shares at the grant price and either holding or selling the shares, or
•

exercising the tandem SAR and receiving a cash payment that is the difference between the exercise price and the market price of our common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted

•	if the option is exercised, the tandem SAR is cancelled and vice versa.

We do not have significant share dilution but we issued 2 million shares related to equity-based compensation, share dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone SARs in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Management proxy circular	81

Making changes

Shareholders must approve any increase to the maximum number of shares that may be issued under the plan or other changes to the plan design.

The board can make the following changes to the plan without shareholder approval:

•	changes of an administrative or a housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	defined benefit
Participation	employees, non-contributory or contributory
Terms

Non-contributory

•     members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory

•     members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

•     annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada)

Annual pension benefits	• the retirement pension is paid for life • if there is a surviving spouse, he or she receives 60% of the member’s pension for life
Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

The Scotiabank Pension Plan is our primary pension plan in Canada. All of the named executives are participants except Mr. Durland, whose service from past participation in the plan is frozen. Effective January 1, 2016, new employees will be eligible to participate in a hybrid defined benefit – defined contribution component of the Scotiabank Pension Plan.

Supplemental pension plan

Supplemental pension arrangements for the named executives (excluding Mr. Porter and Mr. Durland) are covered by the Scotiabank Executive Pension Plan which is a non-registered supplemental pension plan.

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan in the absence of income tax limits, except that a portion of incentive compensation is included.

For the named executives, in addition to retirement benefits being capped at 70% of the highest average five-year compensation:

•	the incentive compensation recognized is capped at 50% of base salary
•	the total amount of eligible compensation recognized in the pension calculation is capped at $600,000 for executive vice presidents and $800,000 for group heads.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements, are terminated with cause, or if they engage in competitive business after retirement. We pay a reduced pension if the executive retires before normal retirement age.

82	Scotiabank

EXECUTIVE COMPENSATION

All of the named executives are vested in their supplemental pensions except Mr. McGuckin. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became CEO:

•    his previous retirement arrangement was frozen as of October 31, 2013

•     pension accrues at a flat rate of $125,000 for each year he is President and CEO

•    his total annual pension from all bank sources is capped at $1.5 million

Sean McGuckin Dieter Jentsch James O’Sullivan

Mr. McGuckin, Mr. Jentsch and Mr. O’Sullivan have a cap on both the retirement benefits and eligible compensation:

•    as an executive vice-president Mr. McGuckin’s pension was capped at $420,000 per year (70% x $600,000). Mr. McGuckin was subsequently promoted to group head in December 2015 and will be capped at the group head level in fiscal 2016

•     as group heads Mr. Jentsch and Mr. O’Sullivan’s pensions are capped at $560,000 per year (70% x $800,000)

Michael Durland	Mr. Durland participated in the defined benefit plan for five years, but is not currently accruing pension benefits. He is entitled to a pension from the plan that is frozen at the maximum pension allowed under a registered pension plan under the Income Tax Act (Canada)

Plan obligations

The table below shows the defined benefit pension plan obligations for each named executive as at October 31, 2015.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate, which is set based on yields on high quality corporate bonds with durations that match the defined benefit obligations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	21.8	531,000	1,448,000	5,282,000	1,626,000	71,000	6,979,000
Sean McGuckin	22.0	219,000	380,000	1,936,000	103,000	(6,000)	2,033,000
Michael Durland	4.7	13,000	13,000	160,000	0	(2,000)	158,000
Dieter Jentsch	32.1	393,000	559,000	4,305,000	165,000	19,000	4,489,000
James O’Sullivan	6.8	64,000	283,000	638,000	366,000	1,000	1,005,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2015
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 31 to the 2014 consolidated financial statements and Note 28 to the 2015 consolidated financial statements.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and independent third parties, among others. The board retains plan sponsor duties including approval of plan amendments.

Management proxy circular	83

TERMINATION AND CHANGE OF CONTROL

We do not have change-of-control agreements with any of our named executives.

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU, restricted share unit (RSU) and stock option plans and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•

retirement – an executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires. For Global Banking and Markets, the definition of retirement under the PSU plan is age 45 with 10 years of service, which applies to Mr. Durland. Mr. Durland is also eligible to retire under the stock option plan, subject to our standard non-competition provisions noted above, and the definition of retirement for Mr. Durland’s options is the same as under the PSU Plan.

•	salary and annual incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or otherwise is no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual Incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
RSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan rules	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan rules	Unvested units vest on the normal vesting date or the termination date, whichever is earlier
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan rules	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan rules	Unvested units vest on the vesting date or the termination date, whichever is earlier. Executive is entitled to payment of vested units based on a performance factor of 1.0
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and can be exercised within five years of retirement date, or the original expiry date, whichever is earlier	Unvested options expire immediately and vested options can be exercised within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

84	Scotiabank

EXECUTIVE COMPENSATION

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2015. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2015) that vest or will vest as a result of termination. These values are based on a share price of $61.49, the closing price of our common shares on October 31, 2015.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below.

Base salary and annual incentive figures do not include any amounts that may be considered under common and civil law. PSUs have been valued assuming a performance factor of 1.0, and may not reflect the actual payouts. The pension amount is the additional pension amount payable beyond the accrued pension obligation as of October 31, 2015. Mr. Durland is not currently accruing pension benefits.

		Estimated incremental value on termination as of October 31, 2015
Name	Compensation component	Resignation	Retirement	Termination without cause	Termination with cause	Termination following a change of control
Brian Porter	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	9,516,826	8,673,516	–	9,516,826
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	9,516,826	8,673,516	–	9,516,826
Sean McGuckin	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	2,609,811	–	2,829,170
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	–	2,609,811	–	2,829,170
Michael Durland	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	9,817,145	8,499,686	–	9,817,145
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	9,817,145	8,499,686	–	9,817,145
Dieter Jentsch	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	3,646,044	3,258,246	–	3,646,044
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	3,646,044	3,258,246	–	3,646,044
James O’Sullivan	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	1,054,467	–	1,113,510
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	–	1,054,467	–	1,113,510

Management proxy circular	85

Other information

COMPENSATION OF EMPLOYEES WHO HAVE AN IMPACT ON OUR MATERIAL RISK

The tables below show the compensation awarded to employees who had an impact on our material risk in the last two fiscal years in accordance with Implementation Standard 15 of the FSB Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. This includes all executive vice presidents and above, senior leaders and above in Global Banking and Markets, and other select employees. At least 40 to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact employees (MRI) to make sure it is complete (see page 56).

Fixed and variable compensation paid

	2015		2014
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Number of employees	5	189	5	172
Fixed pay	3.2	56.4	3.2	43.2
Variable compensation
Non-deferred cash	6.7	76.3	7.5	90.3
Non-deferred share units[1,2]	0.0	0.9	0.0	1.6
Deferred cash	0.0	0.9	0.0	2.2
Deferred share units[1,2]	12.8	60.9	11.3	70.5
Stock options[1]	3.2	5.8	4.8	8.4

1.	Reflects grant value of share units and stock options.
2.	Share units include PSUs, RSUs and deferred performance plan units.

Deferred compensation outstanding and paid

	2015		2014
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[2,3,4]	0.0	0.0	0.0	0.0
Stock options[3]	19.8	46.4	38.5	149.3
Unvested
Cash[3]	0.0	5.4	0.0	3.4
Share units[2,3,4]	24.1	212.6	27.4	276.4
Stock options[3]	2.8	5.9	15.9	47.5
Total deferred outstanding	46.7	270.4	81.8	476.5
Paid
Cash	0.0	3.1	0.0	1.3
Share units[2]	6.6	76.2	5.9	60.5
Stock options	2.3	4.8	6.3	16.6
Total deferred paid	8.9	84.1	12.2	78.4

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2015.
4.	Unvested share units and cash are valued using a performance factor of 1.0.

We did not reduce deferred compensation payments in December 2015, either for explicit adjustments (such as clawbacks) or for implicit adjustments (such as a decrease in our share price).

Our PSU performance factor was below target, which decreased the payout of the 2012 PSU and deferred performance plan awards by $4.6 million.

Other compensation paid

Five MRIs received guaranteed incentive awards of $3.3 million (zero in 2014). Six MRIs received sign-on awards in 2015, for a total of $4.4 million ($0.8 million in 2014). Additional information regarding severance paid to MRIs for fiscal 2015 and 2014 has been provided to OSFI on a confidential basis to protect employee privacy. The information includes the number of MRIs who received severance payments, the aggregate amount of these payments, as well as the highest single severance payment.

NON-GAAP MEASURES

We use return on equity and operating leverage to measure performance in our incentive plans. These are not defined terms under GAAP, which are based on IFRS, and may not be comparable to similar terms used by other financial institutions. We define these terms as follows. Please see page 13 of our annual report for more about how we define and use non-GAAP measures.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The bank calculates its return on equity using average common shareholders’ equity.

86	Scotiabank

EXECUTIVE COMPENSATION

Economic equity and return on economic equity

For internal reporting purposes, the bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital, Leverage and Liquidity coverage ratios, have standardized meanings as defined by OSFI.

Taxable equivalent basis

The bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 12, 2016 of current and former directors, executive officers and employees in the main countries where we operate (including our subsidiaries). The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$596,538,982	–

The following table shows the outstanding amounts that directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2015	Amount outstanding as at January 12, 2016	Financially assisted securities purchases during the financial year ended October 31, 2015
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Barbara Mason	lender	$1,096,106	$1,000,000	–
Kyle McNamara	lender	$1,114,535	$1,112,779	–

1.	Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.
2.	Routine indebtedness includes:
•

loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year

•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•

loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability

•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

Management proxy circular	87

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2016. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $200,000,000 limit and a nil deductible, and we pay an annual premium of $919,550 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Vice President, Corporate Secretary and Corporate Governance Office

Toronto, Ontario, Canada

February 9, 2016

88	Scotiabank

HOW TO CONTACT US
INVESTORS	Investor Relations, Finance Department Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 775-0798 Fax: (416) 866-7867 Email: investor.relations@scotiabank.com
CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

44 King Street West

Toronto, Ontario, Canada  M5H 1H1

Tel.: (416) 933-1700 or toll free 1 (877) 700-0043

Email: mail.president@scotiabank.com

SHAREHOLDERS Changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel.: 1 (877) 982-8767 Fax: 1 (888) 453-0330 Email: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel.: 1 (800) 962-4284
CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 866-3672 Fax: (416) 866-5090 Email: corporate.secretary@scotiabank.com
INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1
EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Email: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2016, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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